EXHIBIT 10.27

PURCHASE AGREEMENT

among

OM GROUP, INC.,

OMG KOKKOLA CHEMICALS HOLDING (TWO) BV,

OMG HARJAVALTA CHEMICALS HOLDING BV,

KMG ELECTRONIC CHEMICALS LTD,

KMG ELECTRONIC CHEMICALS PTE. LTD.,

KMG ELECTRONIC CHEMICALS, INC.

and

KMG CHEMICALS, INC.

solely for purposes of Section 5.01(b), Section 5.03(a), Section 7.02 and Article X

Dated as of April 28, 2013

This document is intended solely to facilitate discussions among the parties. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

- i -

- ii -

Exhibit A	Allocation Statement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of UPC England Power of Attorney
Exhibit D	Form of Estimated Final Working Capital Statement

- iii -

PURCHASE AGREEMENT, dated as of April 28, 2013 (this “Agreement”), by and among OM GROUP, INC., a Delaware corporation (“OM Group”), OMG KOKKOLA CHEMICALS HOLDING (TWO) BV, a company organized under the laws of the Netherlands (“OMG Kokkola”), OMG HARJAVALTA CHEMICALS HOLDING BV, a company organized under the laws of the Netherlands (“OMG Harjavalta” and, together with OM Group and OMG Kokkola, the “Sellers”), KMG ELECTRONIC CHEMICALS LTD, a private company limited by shares organized under the laws of England and Wales (“KMG England”), KMG ELECTRONIC CHEMICALS PTE. LTD., a private company limited by shares incorporated under the laws of Singapore (“KMG Singapore”), KMG ELECTRONIC CHEMICALS, INC., a Texas corporation (“KMG Texas” and, together with KMG England and KMG Singapore, the “Purchasers”), and KMG CHEMICALS, INC., a Texas corporation (“Purchaser Guarantor”), solely for purposes of Section 5.01(b), Section 5.03(a), Section 7.02 and Article X hereof.

WHEREAS, OM Group owns all of the issued and outstanding shares (the “Cyantek Shares”) of common stock, par value US$0.01 per share, of Cyantek Corporation, a Delaware corporation (“Cyantek”);

WHEREAS, OMG Kokkola owns all of the issued and paid-up ordinary shares in the capital (the “UPC Singapore Shares”) of OM Group Ultra Pure Chemicals Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“UPC Singapore”);

WHEREAS, OMG Harjavalta owns all of the issued and paid up ordinary shares (the “UPC England Shares” and, together with the Cyantek Shares and the UPC Singapore Shares, the “Subject Shares”), of nominal value £1 per share, of OM Group Ultra Pure Chemicals Limited, a private company limited by shares organized under the laws of England and Wales (“UPC England” and, together with Cyantek and UPC Singapore, the “Companies”); and

WHEREAS, the Sellers desire to sell to the Purchasers, and the Purchasers desire to purchase from the Sellers, all of the Subject Shares upon the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

Purchase and Sale of the Subject Shares; Closing

SECTION 1.01. Purchase and Sale of the Subject Shares.

(a) At the Closing, the Sellers shall sell, transfer and deliver or cause to be sold,

transferred and delivered to the Purchasers, and the Purchasers shall purchase from the Sellers, the Subject Shares, for an aggregate purchase price of US$45,000,000 (the “Purchase Price”), payable as set forth below in Section 1.03 and subject to (i) adjustment as provided in Section 1.04 and (ii) increase by the amount of the Retained Cash Balances. The purchase and sale of the Subject Shares is referred to in this Agreement as the “Acquisition”.

(b) The Sellers and the Purchasers shall allocate the Purchase Price to the Subject Shares as set forth in the allocation statement attached as Exhibit A (the “Allocation Statement”).

SECTION 1.02. Closing Date. The closing of the Acquisition (the “Closing”) shall take place electronically at 10:00 a.m. no earlier than the later of (i) thirty (30) days from the date hereof and (ii) the second business day following the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in Section 6.01, or, if on such day any condition set forth in Section 6.02 or Section 6.03 has not been satisfied (or, to the extent, permitted, waived by the party entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed among the Sellers and the Purchasers. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Closing Deliveries. At the Closing:

(a) the Purchasers shall deliver to the Sellers the following:

(i) payment, by wire transfer to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers at least two (2) business days prior to the Closing Date), of an amount in immediately available funds equal, in the aggregate, to the Estimated Purchase Price less an amount equal to Certified Indebtedness;

(ii) payment to the applicable lenders, by wire transfer to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers at least two (2) business days prior to the Closing Date), of an amount equal to Certified Indebtedness;

(iii) the certificate to be delivered pursuant to Section 6.03;

(iv) a counterpart of the Transition Services Agreement attached as Exhibit B hereto (the “Transition Services Agreement”), duly executed by the applicable Purchasers; and

(v) a certificate of an officer of each Purchaser, given on behalf of the applicable Purchaser and not in his individual capacity, certifying as to (A) the certificate of incorporation and bylaws (or equivalent organizational documents) of the applicable Purchaser, (B) the resolutions of the board of directors (or equivalent governing body) of the applicable Purchaser authorizing this Agreement and the transactions contemplated hereby and (C) the incumbency of the officers executing documents or instruments on behalf of the applicable Purchaser.

(b) the Sellers shall deliver, or cause to be delivered, to the Purchasers the following:

(i)

(A) certificates representing the Cyantek Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;

(B) a duly executed instrument of transfer of the UPC Singapore Shares executed by the registered holders in favor of KMG Singapore together with the original share certificates of the UPC Singapore Shares and Subsidiary shares;

(C) a working sheet in the form prescribed by the Inland Revenue Authority of Singapore signed by a director or secretary of UPC Singapore computing the net asset value per UPC Singapore Share together with the latest financial statements or management accounts of UPC Singapore;

(D) a duly executed stock transfer form for the transfer of the UPC England Shares executed by the registered holders in favor of KMG England together with the original share certificates of the UPC England Shares and an irrevocable original power of attorney in the form attached as Exhibit C, duly executed by OMG Harjavalta authorizing KMG England to exercise all voting and other rights attaching to the UPC England Shares until the registration of KMG England as the holder of the UPC England Shares;

(ii) the certificate to be delivered pursuant to Section 6.02;

(iii) except as the Purchasers may otherwise specify to Sellers in writing prior to the Closing, duly signed resignations, effective immediately after the Closing, of all directors and executive officers set forth in Section 1.03(b)(iii) of the Seller Disclosure Letter and, as applicable, each secretary of the Companies and the Subsidiary set forth in Section 1.03(b)(iii) of the Seller Disclosure Letter (or written evidence of other duly authorized corporate action removing such officers or directors), each such resignation to be executed, as a deed where applicable, and to confirm that the person resigning has no claims against the applicable Company or Subsidiary from which he is resigning for compensation, for loss of office or otherwise;

(iv) a written resignation of the auditors of UPC England to take effect as of the Closing;

(v) except as the Purchasers may otherwise specify to Sellers in writing prior to the Closing, a written resignation of the auditors of UPC Singapore to take effect as of the Closing;

(vi) a counterpart of the Transition Services Agreement duly executed by OM Group;

(vii)

(A) a copy of a signed but undated deed of release, in connection with the fixed and floating security document dated November 29, 2011 between Bank of America, NA, Compugraphics International Limited, UPC England and OMG UK Limited from Bank of America, NA that is:

(A)	held by the Sellers’ solicitors to the order of Bank of America, NA with authority to date and deliver it once they have received confirmation that the sum of money has been paid to or received by Bank of America, NA;

(B)	held by the Bank of America, NA’s solicitors who have provided an undertaking to date and deliver it once they have received confirmation that the agreed sum of money has been paid to or received by Bank of America, NA; and

(B) a letter of non-crystallisation addressed to KMG England from Bank of America, NA confirming that Bank of America, NA will not take any actions or steps to crystallize the floating charge created by the fixed and floating security document dated November 29, 2011 between Bank of America NA, Compugraphics International Limited, UPC England and OMG UK Limited; and

(C) U.C.C. termination statements (and comparable instruments in other jurisdictions) in recordable form and other appropriate releases with respect to all recorded Liens (other than Permitted Liens) of the assets of the Companies and the Subsidiary;

(viii) original stock record books, minute books and statutory registers of the Companies (written up-to-date);

(ix) the company, corporate or common seal (where applicable) of the Companies;

(x) a certificate of an officer of each of the Sellers, given on behalf of each Seller and not in his individual capacity, certifying as to (A) the Certificate of Incorporation (or equivalent organizational documents) of such Seller, (B) the resolutions of the board of directors (or equivalent governing body) of such Seller authorizing this Agreement and the transactions contemplated hereby and (C) the incumbency of the officers executing documents or instruments on behalf of such Seller; and

(xi) a certificate executed by Sellers that satisfies the Purchasers’ obligations under Treasury Regulation Section 1.1445-2.

(c) The Sellers shall have ensured that meetings of the boards of directors of UPC England and UPC Singapore are held at which the directors, subject to and with effect from the Closing:

(i) in respect of UPC England and UPC Singapore, approve the transfer of the UPC England Shares and UPC Singapore Shares to the applicable Purchasers or their nominees and registration of the applicable Purchasers or their nominees as members of UPC England and UPC Singapore, as applicable, in respect of the relevant UPC England Shares or UPC Singapore Shares, as applicable (subject to only the production of properly stamped transfers);

(ii) in respect of UPC England and UPC Singapore, authorize the cancellation of the share certificates in respect of the UPC England Shares and UPC Singapore Shares, as applicable, and the issuance of new share certificates in respect of the UPC England Shares or UPC Singapore Shares, as applicable, in favor of the applicable Purchasers or their nominees;

(iii) in respect of UPC England, subject only to the stock transfer forms of the UPC England Shares being duly stamped, and in respect of UPC Singapore, subject to the transfer of the UPC Singapore Shares being duly stamped, approve the entry into the register of members of such companies, the name of the applicable Purchasers or their nominees as the holder of the UPC England Shares or UPC Singapore shares, as applicable, and the making of such other entries into other corporate records of such companies as may be necessary;

(iv) except as the Purchasers may otherwise specify to Sellers in writing prior to the Closing, accept resignations of the directors and secretary of UPC England and UPC Singapore set forth in Section 1.03(b)(iii) of the Seller Disclosure Letter, so as to take effect from the Closing;

(v) except as the Purchasers may otherwise specify to Sellers in writing prior to the Closing, in respect of UPC Singapore, revoke all existing authorities to bankers in respect of the operation of its bank accounts and give authority in favor of such persons set forth in Section 1.03(c)(v) of the Seller Disclosure Letter to operate such accounts;

(vi) except as the Purchasers may otherwise specify to Sellers in writing prior to the Closing, in respect of UPC England, accept evidence of the actions of the directors of UPC England to change UPC England’s signatories to its bank accounts in order to remove the signatories nominated by the Sellers and appoint the signatories set forth in Section 1.03(c)(vi) of the Seller Disclosure Letter; and

(vii) if requested in writing not later than fifteen (15) calendar days before the Closing Date, change the registered office of UPC England to the location the Purchasers provide to the Sellers in that written request.

SECTION 1.04. Purchase Price Adjustment.

(a) The parties hereby jointly designate a target working capital amount for the Acquisition of US$13,114,000, the methodology for the calculation of which is set forth in the Target Working Capital Statement (“Target Working Capital”). At least two (2) business days prior to the Closing Date, Sellers shall prepare and deliver to the Purchasers a working capital statement substantially in the form attached hereto as Exhibit D (the “Estimated Final Working Capital Statement”) setting forth Sellers’ good faith estimate of the Net Working Capital as of the close of business on the Closing Date (the “Estimated Final Working Capital”). The Purchase Price payable on the Closing Date shall be calculated in accordance with Section 1.01 as if the Target Working Capital was the actual amount of Final Working Capital (the “Estimated Purchase Price”).

(b) Within sixty (60) days after the Closing Date, the Purchasers shall cause to be prepared and delivered to Sellers a working capital statement (the “Final Working Capital Statement”), setting forth in reasonable detail its calculation of the Net Working Capital as of the close of business on the Closing Date (the “Final Working Capital”). The Final Working Capital Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies used in the preparation of the Target Working Capital Statement.

(c) Within thirty (30) days following receipt by Sellers of the Final Working Capital Statement, Sellers shall deliver written notice to the Purchasers of any objections Sellers have with respect to the preparation or content of the Final Working Capital Statement (each such objection, a “Disputed Item”). If Sellers do not so notify the Purchasers of Sellers’ objections with respect to the Final Working Capital Statement within such thirty (30) day period, such Final Working Capital Statement will be final, conclusive and binding on the parties. In the event of such notification of Disputed Items, the Purchasers and the Sellers shall negotiate in good faith to resolve the Disputed Items.

(d) If the Purchasers and the Sellers, notwithstanding such good faith effort, fail to resolve all Disputed Items within fifteen (15) days after Sellers notify the Purchasers of their objections, then the Purchasers and the Sellers jointly shall engage PricewaterhouseCoopers LLP or such other nationally recognized accounting firm as the parties may agree (the “Arbitration Firm”) to resolve the remaining Disputed Items. As promptly as practicable, and in any event not more than fifteen (15) days thereafter, the Purchasers and the Sellers shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the remaining Disputed Items to the Arbitration Firm. As soon as practicable and, in any event, not more than thirty (30) days thereafter, the Arbitration Firm shall choose one of the parties’ positions based solely upon the presentations by the Purchasers and the Sellers. The parties shall share the costs and expenses of the Arbitration Firm equally. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.

(e) For purposes of complying with the terms set forth in this Section 1.04, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Final Working Capital Statement and the resolution of any Disputed Items thereunder.

(f) (i) If the Final Working Capital (as finally determined pursuant to Section 1.04(c) and Section 1.04(d)) is less than the Target Working Capital, then the Purchase Price will be adjusted downward by the amount of such shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall to the Purchasers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Purchasers to the Sellers. Any such payment is to be made within five (5) business days of the date on which the Final Working Capital is finally determined pursuant to this Section 1.04.

(ii) If the Final Working Capital (as finally determined pursuant to Section 1.04(c) and Section 1.04(d)) is greater than the Target Working Capital, then the Purchase Price will be adjusted upward by the amount of such excess, and the Purchasers shall pay or cause to be paid an amount in cash equal to such excess to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to the Purchasers. Any such payment is to be made within five (5) business days of the date on which the Final Working Capital is finally determined pursuant to this Section 1.04.

(iii) Any payment to be made pursuant to this Section 1.04(f) shall include interest on the excess or deficiency, as applicable, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), from the Closing Date to the date of payment.

ARTICLE II

Representations and Warranties

Relating to the Sellers and the Subject Shares

The Sellers hereby jointly and severally represent and warrant to the Purchasers as follows:

SECTION 2.01. Organization, Standing and Power. Each of the Sellers is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority under the Laws of its jurisdiction of organization to own the Cyantek Shares (in the case of OM Group), the UPC Singapore Shares (in the case of OMG Kokkola) and the UPC England Shares (in the case of OMG Harjavalta), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Sellers (i) to perform their respective obligations under this Agreement or (ii) to consummate the Acquisition and the other transactions contemplated hereby (a “Sellers Material Adverse Effect”).

SECTION 2.02. Authority; Execution and Delivery; Enforceability. Each of the Sellers has full power and authority to execute this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. The execution and delivery by the Sellers of this Agreement and the consummation by the Sellers of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary corporate action by the Sellers. Each of the Sellers has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).

SECTION 2.03. No Conflicts; Consents. Except as set forth in Section 2.03 of the Seller Disclosure Letter, the execution and delivery by each Seller of this Agreement does not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by such Seller with the terms hereof will not conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Seller under, any provision of (i) the organizational documents of such Seller, (ii) any Contract to which such Seller is a party or by which any of its properties or assets is bound, or (iii) any Judgment or Law applicable to such Seller or its properties or assets. No consent, approval or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any of the Sellers in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than those that may be required solely by reason of the Purchasers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.

SECTION 2.04. The Subject Shares. The Sellers collectively have good and valid title to the Subject Shares free and clear of all Liens. Assuming the Purchasers have the requisite power and authority to be the lawful owner of the Subject Shares, upon delivery to the Purchasers at the Closing of original certificates representing the Subject Shares, duly endorsed by the Sellers for transfer to the Purchasers and upon the Sellers’ receipt of the Estimated Purchase Price, good and valid title to the Subject Shares will pass to the Purchasers, free and clear of any Liens, other than those arising from acts of the Purchasers or their Affiliates. Other than this Agreement, the Subject Shares are not subject to any voting trust agreement or other similar Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Subject Shares.

ARTICLE III

Representations and Warranties

Relating to the Companies and the Subsidiary

Except as set forth in the letter from the Sellers, dated the date of this Agreement, addressed to the Purchasers (the “Seller Disclosure Letter”), the Sellers hereby jointly and severally represent and warrant to the Purchasers as follows:

SECTION 3.01. Organization; Standing and Power.

(a) Each of the Companies and the Subsidiary (i) is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, which jurisdiction is set forth in Section 3.01 of the Seller Disclosure Letter, (ii) has full corporate power and authority under the Laws of its jurisdiction of organization and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, and (iii) is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except, in the case of clauses (i), (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Sellers have made available to the Purchasers true and complete copies of (i) the organizational documents, each as amended to date, of each of the Companies and the Subsidiary, and (ii) the stock certificate and transfer books and minute books (as appropriate) of each of the Companies and the Subsidiary, together with copies of all resolutions and agreements required to be annexed to or incorporated in those documents by applicable Laws.

(c) The statutory books and registers of each of the Companies and the Subsidiary have been kept consistent with generally accepted practices and no written notice that any of them is incorrect or should be rectified has been received.

SECTION 3.02. Capital Stock of the Companies and the Subsidiary.

(a) The Companies. The authorized capital stock of Cyantek consists of 100 shares of common stock, par value US$0.01 per share, all of which are the Cyantek Shares. The total issued and paid-up share capital of UPC Singapore is S$5,000 divided into 5,000 ordinary shares, all of which are the UPC Singapore Shares. The issued share capital of UPC England consists of 1,468,800 ordinary shares, of nominal value £1 per share, all of which are the UPC England Shares. Except as set forth in Section 3.02 of the Seller Disclosure Letter and for the Subject Shares, there are no shares of capital stock or other equity securities of any of the Companies issued, reserved for issuance or outstanding. The Subject Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right, the articles of incorporation (or equivalent organizational documents) of the Companies or any Contract to which any of the Companies is a party. There are not any bonds, debentures, notes or other indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of capital stock of any of the Companies may vote (“Voting Company Debt”). There are not any options, warrants, calls, rights, convertible or exchangeable securities, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which any of the Companies is a party or by which any of them is bound (i) obligating any of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, any of the Companies or any Voting Company Debt or (ii) obligating any of the Companies to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are no outstanding contractual obligations of any of the Companies to repurchase, redeem or otherwise acquire any shares of capital stock of any of the Companies.

(b) The Subsidiary. UPC Singapore is the sole legal and beneficial owner of all of the issued shares in the Subsidiary which represents 100% of the issued share capital of the Subsidiary (the “Subsidiary Shares”). UPC Singapore has the exclusive right to exercise all voting and other rights over the Subsidiary Shares. Except for UPC Singapore’s ownership of the Subsidiary, none of the Companies own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. The Subsidiary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any Lien, purchase option, call option, right of first refusal, preemptive right or subscription right, the articles of incorporation (or equivalent organizational documents) of the Subsidiary or any Contract to which the Subsidiary is a party. There are not any bonds, debentures, notes or other indebtedness of the Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares in the share capital of the Subsidiary may vote (“Voting Subsidiary Debt”). There are not any options, warrants, calls, rights, convertible or exchangeable securities, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which the Subsidiary is a party or by which it is bound (i) obligating the Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the share capital or other equity interests in, or any security convertible or exercisable for or exchangeable into any shares in the share capital stock of or other equity interest in, the Subsidiary or any Voting Subsidiary Debt or (ii) obligating the Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are no outstanding contractual obligations of the Subsidiary to repurchase, redeem or otherwise acquire any shares in the share capital of the Subsidiary.

SECTION 3.03. No Conflicts; Consents. Except as set forth in Section 3.03 of the Seller Disclosure Letter, the consummation of the Acquisition and the other transactions contemplated hereby will not conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any of the Companies or the Subsidiary under, any provision of (i) the organizational documents of any of the Companies or the Subsidiary, (ii) any Contract to which any of the Companies or the Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) any Judgment or Law applicable to any of the Companies, the Subsidiary or their respective properties or assets. No consent, approval or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any of the Companies or the Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than those that may be required solely by reason of the Purchasers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.

SECTION 3.04. Financial Statements.

(a) Section 3.04 of the Seller Disclosure Letter sets forth: (i) the unaudited consolidated balance sheet of the Companies and the Subsidiary (the “Balance Sheet”) as at December 31, 2012 (the “Balance Sheet Date”), and the unaudited consolidated statement of income of the Companies and the Subsidiary for the fiscal year then ended (collectively, the “Financial Statements”); (ii) the Target Working Capital Statement, and (iii) the capital expenditures made in the first quarter of 2013. The Financial Statements have been prepared in conformity with GAAP consistently applied and on that basis fairly present the consolidated financial condition and results of operations of the Companies and the Subsidiary as of the respective dates thereof and for the respective periods indicated (subject to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from period-end adjustments).

(b) Neither the Sellers, the Companies nor the Subsidiary have any material liabilities other than those (i) specifically reflected on and fully reserved against in the Balance Sheet, (ii) incurred in the ordinary course of business since the Balance Sheet Date, (iii) that are immaterial to the Companies and the Subsidiary or (iv) that are disclosed in Section 3.04(b) of the Seller Disclosure Letter.

(c) All books of account of the Companies and the Subsidiary are in all material respects accurate and complete. The Companies and the Subsidiary maintain systems of internal accounting controls sufficient in all material respects to enable officers of OM Group to give the certifications called for by Rule 13a-14(a) and (b) under the Securities Exchange Act of 1934, as amended.

SECTION 3.05. Certain Assets.

(a) The Companies and the Subsidiary collectively have good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than those disposed of in the ordinary course of business since the Balance Sheet Date, in each case free and clear of all Liens, except (i) such Liens as are set forth in Section 3.05 of the Seller Disclosure Letter, and (ii) Permitted Liens. To the Knowledge of Sellers, all material tangible personal property of the Business is in good operating condition and repair, other than normal wear and tear, and is suitable for immediate use in the ordinary course of business.

(b) This Section 3.05 does not relate to the title to real property or interests in real property, such items being exclusively governed by Section 3.06, or to Intellectual Property, such items being exclusively governed by Section 3.07.

SECTION 3.06. Real Property.

(a) Section 3.06(a) of the Seller Disclosure Letter sets forth a true, accurate and complete list and description of all real property and interests in real property, (i) located in the United States and owned in fee by any of the Companies or the Subsidiary (each such listed property, a “U.S. Owned Real Property” and such property to comprise all buildings, improvements and fixtures located on such property) and (ii) located outside the United States and owned in fee by any of the Companies or the Subsidiary (each such listed property, a “Non-U.S. Owned Real Property” and such property to comprise all buildings, improvements and fixtures located on such property). A Company or the Subsidiary has good title to each U.S. Owned Real Property and good and valid legal and beneficial title to each Non-U.S. Owned Real Property in accordance with the laws of jurisdiction where such Non-U.S. Owned Real Property is located, in each case free and clear of all Liens, except for Permitted Liens. To the Knowledge of the Sellers, as of the date of this Agreement, there are no condemnation, eminent domain or similar proceedings pending or threatened against or otherwise affecting all or any portion of the U.S. Owned Real Property or the Non-U.S. Owned Real Property (collectively referred to as the “Owned Company Real Property”). Neither the Companies nor the Subsidiary has leased, sublet or licensed, as lessor, sublessor or licensor, any of the Owned Company Real Property to any third party or Affiliate.

(b) Section 3.06(b) of the Seller Disclosure Letter sets forth a true, accurate and complete list of all leases of or occupancy agreements relating to real property leased or licensed to any of the Companies or the Subsidiary and used in the Business as of the date of this Agreement (the “Leases”), together with a description of each such real property (each such listed property, a “Leased Company Real Property” and such property to comprise all buildings, improvements and fixtures that have been demised to the Companies or the Subsidiary under the relevant lease or occupancy agreement). Each Lease is in all material respects in full force and effect and is valid, binding and enforceable in accordance with its terms under the Laws of the jurisdiction where such Leased Company Real Property is located, subject to the General Enforceability Exceptions. Neither the Companies nor the Subsidiary nor, to the Knowledge of the Sellers, any other party to any Lease is in material breach or default of or under any such Lease and, to the Knowledge of the Sellers, no event has occurred that (with due notice or lapse of time or both) could reasonably be expected to constitute a material breach or default under any such Lease. The execution, delivery and performance by Sellers of this Agreement, and the consummation of the transactions contemplated hereby by Sellers and their Affiliates, do not and will not, in any material respect, conflict with, result in the modification or cancellation of, or give rise to any right of termination in respect of (with due notice or lapse of time or both) any such Lease or require the consent by the lessor or licensor under any such Lease. As of the date of this Agreement, neither the Companies nor the Subsidiary has given or received from any person or the lessor under any Lease any written notice of intent to terminate or any written notice of material breach or of any event that (with lapse of time) could reasonably be expected to constitute a material breach or notice of termination in relation to such Lease. No Affiliate of any the Companies or the Subsidiary is the owner or lessor of any Leased Company Real Property. Neither the Companies nor the Subsidiary has leased or sublet, as lessor or sublessor, any of the Leased Company Real Property, nor are any third parties in possession or occupation of the Leased Company Real Property and a Company and/or the Subsidiary is the only entity in occupation or possession of the Leased Company Real Property. No distress or other legal proceedings have been instituted or are likely to be instituted against the Companies or the Subsidiary in respect of the Leases.

(c) The Owned Company Real Property and the Leased Company Real Property (collectively the “Company Real Property”) constitutes all real property on which the Companies and the Subsidiary conduct their operations. The location of the Company Real Property is reflected on Sections 3.06(a) and (b) of the Seller Disclosure Letter. Sellers have made available to the Purchasers true and complete copies of the Title Materials in their possession. The Companies and the Subsidiary do not have any continuing liability in respect of any other real property formerly owned or occupied either as original contracting party or by virtue of any direct covenant having been given on a sale or assignment by the Companies or the Subsidiary or as a guarantor of the obligations of any other person in relation to such property.

(d) To the Knowledge of the Sellers, (i) there does not exist any proposal for the development of any Company Real Property and (ii) neither the Companies nor the Subsidiary have received written notice of breach of any planning condition save as referred to in the Leases, as referred to in the registers of the title to the Company Real Property, as referred to in any public register before the date of this Agreement and all matters discoverable by inspection or by the searches and inquiries that a prudent buyer would make before entering into this Agreement.

(e) To the Knowledge of the Sellers, there is nothing which renders the England and Wales Properties unmarketable, save as referred to in the Leases, as referred to in the registers of the title to the England and Wales Properties, as referred to in any public register before the date of this Agreement and all matters discoverable by inspection or by the searches and inquiries that a prudent buyer would make before entering into this Agreement.

(f) To the Knowledge of the Sellers, the England and Wales Properties are not subject to any liability for the payment of any outgoings other than national non-domestic rates, water and sewerage services charges and insurance premiums and in the case of leasehold properties, rents and service charges save as referred to in the Leases, as referred to in the registers of the title to the England and Wales Properties, as referred to in any public register before the date of this Agreement and all matters discoverable by inspection or by the searches and inquiries that a prudent buyer would make before entering into this Agreement.

(g) Where title to any of the Leased Company Real Property is located in England or Wales (the “England and Wales Properties”) then in relation to the lease comprising such title:

(i) no collateral assurances, agreements, undertakings or concessions have been made by any party thereto; and

(ii) where the lease is an underlease, to the Knowledge of the Sellers, there are no notices of breach or termination in relation to any superior lease.

(h) In relation to the England and Wales Properties, there are no notices negotiations or proceedings pending in relation to rent review or under Part II of the Landlord and Tenant Act 1954 in relation to any letting.

(i) To the Knowledge of the Sellers, there is no other matter which materially adversely affects the value of any of the England and Wales Properties or casts any doubt on the right or title of the Companies and the Subsidiary thereto which should be revealed to the Purchasers, save as referred to in the Leases, as referred to in the registers of the title to the England and Wales Properties, as referred to in any public register before the date of this Agreement and all matters discoverable by inspection or by the searches and inquiries that a prudent buyer would make before entering into this Agreement.

(j) Any written replies given by the Sellers’ solicitors to inquiries before the date of this Agreement raised in writing by the Purchasers’ solicitors relating to the England and Wales Properties are true, complete and accurate in all material respects.

(k) The representations and warranties contained in this Section 3.06 constitute the sole representations and warranties of the Sellers relating to the title to and interests in the Company Real Property.

SECTION 3.07. Intellectual Property.

(a) Section 3.07 of the Seller Disclosure Letter sets forth a true and complete list of each item of Company Intellectual Property that is registered, issued, applied for, or subject to application for registration with or issuance by, any Governmental Entity or Internet domain name registrar, indicating for each such item the registration or application number, the filing date and/or date of issuance or registration, the mark, and the applicable filing jurisdiction, as applicable. Section 3.07 of the Seller Disclosure Letter also lists all unregistered trademarks and servicemarks used in connection with the Business. The Companies or the Subsidiary have taken or caused to be taken all actions required to maintain such registered Company Intellectual Property in full force and effect in all material respects to the extent necessary or desirable, in the commercially reasonable judgment of the Sellers, for the operation of the Business. No item of Company Intellectual Property is co-owned with any third party, nor has any license or permission to any item of Company Intellectual Property been granted, by any of the Companies or the Subsidiary to or from any third party, except for licenses granted in the ordinary course of business. There is no item of Company Intellectual Property subject to any Lien or Judgment adversely affecting the Companies’ or the Subsidiary’s use thereof and rights thereto, and nothing will prohibit the transfer of any Company Intellectual Property as contemplated by this Agreement. The Companies and the Subsidiary have not been party to or the subject of any interference, opposition, ownership challenge, or similar proceeding challenging the right or title to, or use of, any Company Intellectual Property, nor to the Knowledge of the Sellers has any such written threat been received in writing by the Companies or the Subsidiary in the last three (3) years. There is no Proceeding pending or threatened in writing against any of the Companies or the Subsidiary concerning the ownership, validity, enforceability, infringement or use of any Intellectual Property rights of any third party, nor has there been for the past three (3) years. To the Knowledge of the Sellers, no third party is infringing any Company Intellectual Property right.

(b) For purposes of this Agreement, (i) “Intellectual Property” means any and all trademarks, service marks, trade names, brand names, trade dress, slogans, logos, corporate names, and all other indicia of source, and Internet domain names and uniform resource locators, and the goodwill associated with any of the foregoing; inventions (whether patentable or not, and whether reduced to practice or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, customer lists, software, technical information and trade secrets, and all other proprietary information including financial, marketing and business data, pricing and cost information, and customer and supplier lists; copyrights, copyrightable works (whether published or unpublished), and rights in databases and data collections; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world, including the right to claim priority to any of the foregoing; and registrations, issued patents, and applications for patent or registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof; utility models, certificates of invention, and industrial designs, and all documentation and embodiments of the foregoing in each case without limitation including the items set forth in the Company Intellectual Property, and all income, royalties, damages, and payments related to any of the foregoing (including damages and payments for past, present, or future infringements, misappropriations or other conflicts with any Company Intellectual Property, and the right to sue and recover for past, present, or future infringement, misappropriation, or other conflict with any Company Intellectual Property); and (ii) “Company Intellectual Property” means all Intellectual Property owned in whole or in part by the Companies or the Subsidiary.

(c) Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.07 constitute the sole representations and warranties of the Sellers relating to the Company Intellectual Property.

SECTION 3.08. Contracts.

(a) Except as set forth in Section 3.08 of the Seller Disclosure Letter, none of the Companies nor the Subsidiary is a party to any (each such Contract, a “Company Contract”):

(i) Labor Agreements;

(ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan;

(iii) Contract for the employment of any officer, employee or other person on a full-time or consulting basis (other than a Contract disclosed in Section 3.11 of the Seller Disclosure Letter);

(iv) Contract providing for severance, retention, change in control or other similar payments;

(v) management Contract or Contract with an independent contractor or consultant (or similar arrangements), that are not cancelable without penalty or further payment and without more than thirty (30) days’ notice;

(vi) Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Companies or the Subsidiary, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(vii) Contract obligating the Companies or the Subsidiary to make payments, contingent or otherwise, arising out of the prior acquisition of the assets or businesses of other persons (other than accounts payable constituting current liabilities);

(viii) Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(ix) Contract under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $100,000;

(x) Contract for the purchase of products or services, under which the undelivered balance of such products and services has a selling price in excess of $100,000;

(xi) Contract for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $100,000;

(xii) Contract containing any “non-competition”, “exclusivity” or other similar provision that restrains, restricts, limits or impedes the ability of any of the Companies or the Subsidiary to compete in any line of business or with any person in any geographical area or that prohibits or restricts the solicitation for employment of any persons (other than prohibitions and restrictions set forth in non-disclosure agreements entered into by any of the Companies or the Subsidiary in the ordinary course of business consistent with past practice);

(xiii) Contract granting a Lien upon any Company Intellectual Property or any other material asset (other than a Permitted Lien);

(xiv) Contract relating to the Business with a sales representative, manufacturer’s representative, promoter, sponsor, distributor, dealer, broker, sales agency, advertising agency or any other person engaged in sales, distributing or promotional activities to act on behalf of the Companies or the Subsidiary or for the Companies or the Subsidiary to act on behalf of such person;

(xv) Contract entered into outside the ordinary course of business providing for indemnification of any person with respect to material liabilities relating to any current or former business of any of the Companies or the Subsidiary or any predecessor person;

(xvi) hedging agreement (such as a currency exchange, interest rate exchange, commodity exchange or similar Contract) that will be binding on any of the Companies or the Subsidiary after the Closing;

(xvii) Contract for the sale of any of the assets of any of the Companies or the Subsidiary other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets;

(xviii) Contract for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(xix) Contract relating to the acquisition (by merger, purchase of equity or assets or otherwise) by any of the Companies or the Subsidiary of any operating business or material assets or the capital stock of any other person; and

(xx) any other Contract that has an aggregate future liability to any person in excess of $100,000.

(b) The Sellers have made available to the Purchasers a correct and complete copy of each Company Contract, including amendments thereto. Each Company Contract is in full force and effect and is valid, binding and enforceable against the Companies and/or the Subsidiary, as applicable, and to the Knowledge of the Sellers, the other parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and none of the Companies nor the Subsidiary is in material breach or violation of, or default under, any Company Contract. No event has occurred that, with the passage of time or the giving of notice or both, would result in a default, breach or event of noncompliance by any of the Companies or the Subsidiary party thereto under any Company Contract. To the Knowledge of the Sellers, no other party to any Company Contract is in breach or default of its obligations thereunder in any material respect. Neither the Companies nor the Subsidiary have received any written notice of cancellation or non-renewal of any Company Contract.

SECTION 3.09. Taxes.

(a) Except as set forth in Section 3.09 of the Seller Disclosure Letter: (i) the Companies and the Subsidiary have filed all Tax Returns that are required to be filed by it, (ii) all such Tax Returns are true, correct and complete, in all material respects, (iii) all Taxes due by the Companies and the Subsidiary (whether or not shown on any Tax Return) have been timely paid, (iv) each of the Companies and the Subsidiary has complied, in all material respects, with all applicable Laws relating to the filing of Tax Returns, the payment and withholding of Taxes, and (v) all Taxes that the Companies and the Subsidiary are obligated to withhold from amounts owing to any employee, creditor or third party have been withheld.

(b) Except as set forth in Section 3.09 of the Seller Disclosure Letter:

(i) there is no dispute, inquiry or claim concerning any Tax liability of the Companies and the Subsidiary now in progress or threatened in writing by any Taxing Authority;

(ii) none of the Companies or the Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that remains outstanding or ongoing;

(iii) none of the Companies or the Subsidiary has requested or been granted an extension of the time for filing any Tax Return that has not yet been filed;

(iv) no deficiency or proposed adjustment has been proposed, asserted or assessed by any Taxing Authority against any of the Companies or the Subsidiary that has not been settled or otherwise resolved for any amount of Tax;

(v) none of the Companies or the Subsidiary is a party to any Tax allocation or sharing agreement; and

(vi) no written claim has been made by a Taxing Authority in a jurisdiction where the Companies and the Subsidiary do not file Tax Returns alleging that any of the Companies or the Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Since the date of the Balance Sheet, none of the Companies or the Subsidiary has changed or made any Tax election, changed any annual Tax accounting period, changed or adopted any method of Tax accounting, filed any amendment to any Tax Return, entered into any closing agreement with respect to Taxes, waived or extended any statute of limitations with respect to Taxes, settled or compromised any Tax claim or assessment or consented to any Tax claim or assessment or surrendered any right to claim a refund of Taxes.

(d) There are no Liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of the Companies or the Subsidiary. The Companies and the Subsidiary do not have any liability for the Taxes of any person as a transferee or successor or by contract.

(e) Except as set forth in Section 3.09 of the Seller Disclosure Letter, neither the Purchasers nor the Companies or the Subsidiary will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of the Company made prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Law) entered into by the Companies or the Subsidiary on or prior to the Closing Date, (iii) installment sale or open transaction disposition made by the Company on or prior to the Closing Date, (iv) prepaid amount received by the Company on or prior to the Closing Date or (v) election made by the Company under Section 108(i) of the Code on or prior to the Closing Date.

(f) None of the Companies or the Subsidiary has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), a principal purpose of which was tax avoidance, or the foreign equivalent of such a transaction.

(g) Section 3.09 of the Seller Disclosure Letter (i) lists all Tax Returns with respect to income filed by or with respect to the Companies and the Subsidiary for all Tax periods ended after December 31, 2007, (ii) indicates those Tax Returns for all Tax periods ended after December 31, 2007, if any, that have been audited, and (iii) indicates those Tax Returns that currently are the subject of audit.

(h) None of the assets of the Companies and the Subsidiary constitutes tax exempt bond financed property or tax exempt use property, within the meaning of Section 168 of the Code. No member of the Companies and the Subsidiary is a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 or to any “long-term contract” within the meaning of Section 460 of the Code.

(i) None of the Companies or the Subsidiary has ever been a member of an affiliated, combined, consolidated or unitary group of corporations other than a group of corporations of which OM Group was the common parent.

(j) UPC England has in its possession or control all information relating to capital allowances necessary to prepare any Tax Returns.

(k) No liability to corporation tax on chargeable gains will arise to UPC England as a result of the transfer of PCB China.

(l) The Companies and the Subsidiary have not at any time been a member of a group made pursuant to Section 30 of the Goods and Services Tax Act, Chapter 117A of Singapore and Part II of the Goods and Services Tax (General) Regulations or any other applicable Laws, rules and regulations relating to goods and services tax or value-added tax.

(m) For purposes of this Agreement:

“Tax” or “Taxes” shall mean all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, and including all interest, penalties and additions imposed with respect to such amounts, and shall include all taxes of whatever kind, direct or indirect, governmental levies and fees, duties, imposts, parafiscal charges, and other required governmental contributions and charges, including without limitation corporate income taxes, business taxes, estimated taxes, property taxes, withholding taxes, foreign, regional, departmental, and local taxes, value added taxes, registration taxes and duties, customs duties, social security contributions, contributions to complementary welfare and pension schemes, and social contributions, whether payable directly or by withholding, in accordance with all applicable tax and social security Laws and regulations in effect at the Closing Date, including withholding Tax obligations on behalf of another person, interest, penalties, fines, additions to tax, and other tax-related charges.

“Taxing Authority” shall mean any Governmental Entity exercising Tax regulatory authority (including but not limited to HM Revenue and Customs).

“Tax Return” or “Tax Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

SECTION 3.10. Proceedings. Except as set forth in Section 3.10 of Seller Disclosure Letter, there are no Proceedings pending or, to the Knowledge of the Sellers, threatened against any of the Companies or the Subsidiary. None of the Companies nor the Subsidiary is party or subject to or in default under any material unsatisfied Judgment.

SECTION 3.11. Benefit Plans.

(a) Disclosures. Section 3.11 of the Seller Disclosure Letter sets forth a correct and complete list identifying each Employee Plan, including any employment agreements of Employees in effect on the date hereof under which one or more of the Companies or the Subsidiary has any material liability. Sellers have furnished or otherwise made available to the Purchasers true and complete copies (or to the extent no copies exist, accurate descriptions) of all Employee Plans.

(b) Legal Compliance. Each Employee Plan and each previous pension arrangement in which UPC England participated has been administered in accordance with its terms and in material compliance with applicable Law and each of the Sellers, the Companies and the Subsidiary has materially complied with applicable Law in respect of each Employee Plan. No audit or investigation of any Employee Plan by any Governmental Entity is pending, nor, to the Knowledge of the Sellers, is there any threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Entity with respect to any such Employee Plan or any previous pension arrangements in which UPC England participated (other than routine claims for benefits).

(c) Acceleration of Benefits. Except as set forth in Schedule 3.11(c) of the Seller Disclosure Letter, the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Employee Plan (or any previous pension arrangements in which UPC England participated) that will result in payment (whether severance pay or otherwise) becoming due from any of the Companies or the Subsidiary to any current or former officer, employee, director or consultant (or dependents of such persons) or any trustee or administrator of the UK Pension Plans or any such previous pension arrangements; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due from any of the Companies or the Subsidiary to any current or former officer, employee, director or consultant (or dependents of such individuals) of any of the Companies or the Subsidiary including in both cases any UK Business Employee or UK Business Worker or any trustee or administrator of the UK Pension Plans or any such previous pension arrangements; or (iii) trigger a winding-up or termination of any former pension arrangement in which UPC England participated in nor an enhancement of the benefits payable under the UK Pension Scheme or any former pension arrangement in which UPC England participated in.

(d) Definitions. For purposes of this Agreement:

“Employee Plan” includes each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, employment, consulting, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance, change in control, employee loan, fringe benefit, parachute, redundancy, restricted stock, retention, retiree welfare, salary continuation, termination or other employee benefit plan, agreement, arrangement or understanding, whether formal or informal, in respect of any Employee that is (i) entered into maintained, sponsored, administered, or contributed to by Sellers, the Companies, the Subsidiary or an ERISA Affiliate; or (ii) under which Sellers, the Companies, the Subsidiary or an ERISA Affiliate has any liability.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Sections 414(m) and (o) of the Code.

“UK Benefit Plans” means an Employee Plan to the extent that UK Business Employees have any present or future right to benefits.

“UK Business Employees” means any person employed by the Companies or the Subsidiary under a contract of employment and who performs their duties wholly or mainly or partly in the United Kingdom.

“UK Business Workers” means any person who personally performs work for the Companies or the Subsidiary wholly or mainly or partly in the United Kingdom but who is not in business on their own account or in a customer or client relationship with the Companies or the Subsidiary or the Sellers.

“UK Life Assurance Scheme” means the Aviva Group Life Assurance Scheme.

“UK Pension Scheme” means the OMG UK Limited Prudential Stakeholder Scheme.

“UK Pension Plans” means the UK Pension Scheme and the UK Life Assurance Scheme.

“U.S. Benefit Plan” means an Employee Plan that is sponsored or maintained by Cyantek.

“U.S. Business Employees” means those Employees employed and/or engaged in the portion of the Business conducted in the United States.

“U.S. ERISA Benefit Plan” means a U.S. Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA.

(e) U.S. Benefit Plans. With such exceptions as would not, individually or in the aggregate, be material:

(i) There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any U.S. ERISA Benefit Plan that could result in any liability (either directly or as a result of indemnification) or excise tax under ERISA or the Code or other applicable Law being imposed on the Companies or the Subsidiary;

(ii) Each U.S. Benefit Plan intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter from the United States Internal Revenue Service (the “IRS”) as to its tax-qualified status under the Code and, to the Knowledge of the Sellers, there are no existing circumstances likely to result in the revocation of any such determination letter or the disqualification of any such U.S. Benefit Plan;

(iii) No U.S. ERISA Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code;

(iv) There are no Proceedings or claims pending (other than routine claims for benefits) with respect to any U.S. Benefit Plan or the assets thereof, that could result in the imposition of liability or excise tax under ERISA or the Code on such U.S. Benefit Plan or any of the Companies or the Subsidiary;

(v) Except as set forth in Schedule 3.11(e) of the Seller Disclosure Letter, no U.S. Benefit Plan provides benefits, including death or medical benefits, beyond termination of service, including retirement, other than (i) coverage mandated by Law or (ii) death or retirement benefits under any such U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code;

(vi) No amount that is required to be paid by the Companies or the Subsidiary and received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Companies or the Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or U.S. Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code);

(vii) No U.S. Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), and neither Sellers nor any ERISA Affiliate has any unpaid liability or obligation in respect of any multiemployer plan that would result in liability to the Companies or the Subsidiary; and

(viii) With respect to individuals who are located in the U.S. and who provide services to Cyantek, (A) all persons classified as independent contractors of Cyantek satisfy and have at all times satisfied in all material respects all applicable Laws to be so classified, and (B) Cyantek and its Affiliates (if applicable) have fully and accurately reported such persons’ compensation on IRS Form 1099 when required to do so.

(f) UK Benefit Plans. With such exceptions as would not, individually or in the aggregate, be material:

(i) In relation to the UK Benefit Plans, neither the Sellers nor any of the Companies nor the Subsidiary have given any legally enforceable undertaking or assurance as to the continuance, variation or improvement of the UK Benefit Plans;

(ii) To the Knowledge of the Sellers, none of the UK Benefit Plans, the Sellers, the Companies or the Subsidiary is engaged or involved in any Proceedings that relate to or are in connection with any UK Benefit Plan or the benefits thereunder or any contract under which any UK Business Employee or UK Business Worker is employed or engaged and, to the Knowledge of the Sellers, there are no facts likely to give rise to any such Proceedings; and

(iii) All contributions and premiums that are payable by the Companies or the Subsidiary under UK Benefit Plans and all contributions due from UK Business Employees and UK Business Workers and payable by way of the Companies’ or the Subsidiary’s payroll to UK Benefit Plans have been duly paid when due.

(g) UK Pension Plans.

(i) Other than in respect of the UK Pension Plans, there is no arrangement to which UPC England contributes for the payment of a pension, lump sum or other benefit on retirement or death. Neither the Sellers nor any of the Companies or the Subsidiary propose and have not made any proposal, undertaking or assurance (whether legally enforceable or not) to any person to enter into or establish or participate in any such arrangement.

(ii) The only liability that UPC England has in relation to or in respect of the UK Pension Scheme is to make contributions in respect of each UK Business Employee who is a member of the UK Pension Scheme as a percentage of salary at the rates set out in Section 3.11(g)(ii) of the Seller Disclosure Letter and the only liability that UPC England has in relation to or in respect of the UK Life Assurance Scheme is to pay the premiums due in respect of the UK Life Assurance Scheme;

(iii) The UK Pension Scheme is not contracted-out and does not provide guaranteed minimum pensions or other benefits at a specific or minimum level and the UK Pension Scheme provides only money purchase benefits as defined in section 181(1) of the Pension Schemes Act 1993;

(iv) The UK Life Assurance Scheme is fully insured with an insurance company of good repute, all contributions that have fallen due have been paid on time and, to the Knowledge of the Sellers, there is no reason that may cause any claim under the policy to be refused;

(v) UPC England has complied with any obligations under Section 3 of the UK Welfare Reform and Pensions Act 1999 to facilitate access to a stakeholder pension scheme;

(vi) Neither the Sellers nor any of the Companies or the Subsidiary nor any associated or connected company of the Sellers or any of the Companies, has given, for or in respect of UPC England, any indemnity, comfort, guarantee or undertaking in relation to the UK Pension Scheme, or any other occupational pension scheme or any former arrangement in which UPC England participated in;

(vii) The UK Pension Scheme is a registered scheme within the meaning of Chapter 2 of Part 4 of the UK Finance Act 2004 and, to the Knowledge of the Sellers, there is no reason why deregistration may occur;

(viii) UPC England does not have any obligation, whether under sections 257 and 258 of the Pensions Act 2004, as a result of a previous business transfer, under the employees’ contracts of employment, or otherwise, to provide any benefit on retirement, death, the attainment of a particular age or the attainment of a particular number of years of service, termination of employment (whether voluntary or not) or sickness or disablement (whether during service or after retirement) not currently provided under the UK Pension Plans;

(ix) No debt has or will become due in relation to UPC England pursuant to section 75 or 75A of the Pensions Act 1995 and UPC England has not compromised any such debt. UPC England has not entered into any withdrawal arrangement or apportionment arrangement in respect of any pension scheme.

(x) The Pensions Regulator has not exercised any of its powers under the Pensions Act 1995 or the Pensions Act 2004 in respect of the UK Pension Scheme or any other pension scheme that UPC England previously participated in, or in respect of the trustees of any of those schemes, or in respect of UPC England;

(xi) To the Knowledge of the Sellers, there is no matter or circumstance which might give rise to an investigation by the Pensions Regulator or to the issue of a notice, order, direction or injunction or otherwise under the Pensions Act 1995 or the Pensions Act 2004 to or in respect of UPC England or any person connected or associated with UPC England (as such terms are used for the purposes of section 38 to 51 of the Pensions Act 2004); and

(xii) Neither UPC England nor any connected or associated person (as such terms are used for the purposes of sections 38 to 51 of the Pensions Act 2004) has since April 27, 2004 been a party to an act or a deliberate failure to act (or assisted in an act or failure to act) to:

(A) prevent the recovery of any amount of a debt due, or which might become due, in relation to any occupational pension scheme under section 75 or 75A of the Pensions Act 1995;

(B) prevent such a debt becoming due, compromise, reapportion or otherwise settle or reduce such a debt due or which would become due; or

(C) otherwise to act in a way that may have been materially detrimental to any occupational pension scheme within the meaning of the Pensions Act 2004.

(h) Singapore Benefit Plans. UPC Singapore has made all contributions to the Central Provident Fund accounts of its Employees pursuant to the requirements of the Central Provident Fund Act, Chapter 36 of Singapore.

(i) Malaysian Benefit Plans. The Subsidiary has complied with its obligations and has made all contributions to the accounts of its Employees pursuant to the Employees Provident Fund Act 1991, the Employees’ Social Security Act 1969 and the regulations made thereunder.

(j) Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in Section 3.03, Section 3.04, this Section 3.11 and Section 3.12 constitute the sole representations and warranties of the Sellers relating to the Employee Plans.

SECTION 3.12. Absence of Changes or Events.

(a) From December 31, 2012, other than as set forth in Section 3.12(a) of the Seller Disclosure Letter, (i) the Companies and the Subsidiary have conducted their respective businesses and operations in the ordinary course consistent with past practice and (ii) there has been no change or development that has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From December 31, 2012, other than as set forth in Section 3.12(b) of the Seller Disclosure Letter, none of the Companies or the Subsidiary has taken any action that would be prohibited by Section 5.01 if proposed to be taken by any of the Companies or the Subsidiary after the date of this Agreement.

SECTION 3.13. Compliance with Applicable Laws; Permits.

(a) Since January 1, 2010, the Companies and the Subsidiary are, and have been, in material compliance with all applicable Laws. None of the Companies nor the Subsidiary has received any written notice since January 1, 2010 from a Governmental Entity that alleges that any of the Companies or the Subsidiary is not in compliance in any material respect with any applicable Law. To the Knowledge of the Sellers, neither the Companies nor the Subsidiary are under investigation with respect to the violation of any Law.

(b) The Companies and the Subsidiary have all material governmental permits, licenses, franchises, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals necessary to conduct their business as presently conducted (collectively, the “Permits”). The Companies and the Subsidiary have filed or caused to be filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of the Permits in full force and effect. None of the Companies or the Subsidiary is in default or violation, and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any such Permit. No Proceeding is pending or, to the Knowledge of the Sellers, threatened, to revoke, suspend or modify the Permits.

(c) This Section 3.13 does not relate to matters with respect to Taxes, Employee Plans or environmental matters.

SECTION 3.14. Environmental Matters. Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in Section 3.03, Section 3.04(b), Section 3.06(b), Section 3.12 and this Section 3.14 constitute the sole representations and warranties of the Sellers relating to any Environmental Law. Except as disclosed in Section 3.14 of the Seller Disclosure Letter:

(a) The business of the Companies and the Subsidiary is, and for the past 5 years has been, operated in material compliance with all applicable Environmental Laws. The Companies and the Subsidiary have all Permits required under Environmental Law. Such Permits are valid and in full force and effect. No Proceeding is pending or, to the Knowledge of the Sellers, threatened to revoke, suspend or modify such Permits. Other than the requirement to obtain approvals in respect of such Permits, the consummation of the Acquisition and the other transactions contemplated hereby will not result in any violation of or constitute a default (with or without notice or lapse of time, or both) under any provision of any such Permit.

(b) The Companies and the Subsidiary have not received any written claim or notice (i) concerning any violation or alleged violation of any applicable Environmental Law or the presence or Release of Hazardous Material except for matters that have been resolved or are no longer outstanding or (ii) since December 31, 2007 concerning any violation or alleged violation of any applicable Environmental Law or the presence or Release of Hazardous Material regardless of whether resolved or no longer outstanding.

(c) There are no Judgments outstanding, nor any Proceedings pending, concerning any Legacy Site Environmental Matter or compliance with any Environmental Law or Hazardous Materials relating to the operation of the business of the Companies or the Subsidiary, except for matters that have been resolved or are no longer outstanding.

(d) The Companies and the Subsidiary have not undertaken or assumed any material liability under Environmental Law, other than liabilities that would be liabilities of the Companies or the Subsidiary absent such undertaking or assumption.

(e) Except as will not give rise to material liability under any Environmental Laws, there has been no Release or threatened Release of any Hazardous Materials on, at, to or from (i) the Company Real Property (including for the avoidance of doubt the England and Wales Properties), (ii) any other location where any Hazardous Materials were disposed of, transported to or transferred by the Companies or the Subsidiary, or (iii) during the time of ownership, lease or operation by the Companies or the Subsidiary (or any predecessor in interest thereto), any real property formerly owned, leased or operated by the Companies or the Subsidiary (or any predecessor in interest thereto) and neither the Companies nor the Subsidiary have otherwise assumed liability under Environmental Laws in connection therewith.

(f) There are no Liens arising under Environmental Law against the Company Real Property (including for the avoidance of doubt the England and Wales Properties).

(g) The consummation of the transactions contemplated by this Agreement will not trigger any material investigation or remediation requirements under any Environmental Laws.

(h) To the Knowledge of the Sellers, there are no Hazardous Materials present at, on or under any real property formerly owned, leased or operated by the Companies or the Subsidiary (or any predecessor in interest thereto) that may give rise to, or form the basis for, a claim by any third party with respect to any Legacy Site Environmental Matters.

(i) The Sellers have supplied to the Purchasers copies of all environmental surveys, audits, assessments, and other comparable material reviews relating to compliance with Environmental Laws or the presence of Hazardous Materials at, on or under the Company Real Properties and any real property formerly owned, leased or operated by the Companies or the Subsidiary (or any predecessor in interest thereto) that were performed since December 31, 2006, and such documents are listed in Section 3.14 of the Seller Disclosure Letter.

SECTION 3.15. Labor Relations.

(a) Section 3.15 of the Seller Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all Labor Agreements. The Sellers have made available to the Purchasers true and correct copies of each material Labor Agreement.

(b) No labor strike, work stoppage, slowdown or industrial dispute is pending or, to the Knowledge of the Sellers, threatened in relation to the Companies or the Subsidiary, and there has been no labor strike, work stoppage, slowdown, lockout or industrial dispute in relation to the Companies or the Subsidiary in the three (3) years prior to the date of this Agreement.

(c) To the Knowledge of the Sellers, there is no union organization campaign or dispute with any works council or other employee representative body relating to any of the employees of the Companies or the Subsidiary that perform services primarily for the Companies or the Subsidiary as of the date of this Agreement. There is no material unfair labor practice charge or complaint pending, or, to the Knowledge of the Sellers, threatened against the Companies or the Subsidiary.

(d) As of the date of this Agreement, no current executive of the Companies or the Subsidiary whose basic annual salary exceeds U.S. $100,000 per annum has given or received notice terminating his employment.

(e) Except as set forth in Section 3.15 of the Seller Disclosure Letter, no person is entitled to any payment or benefit that results from a change of control of the Companies or the Subsidiary or to terminate his or her employment or engagement with or appointment by the Companies or the Subsidiary following a change in control and receive an enhanced severance benefit solely as a result thereof.

(f) In the twelve (12) month period preceding the date of this Agreement, UPC England has not given notice of any redundancies to the UK Secretary of State or started consultations with any appropriate representatives under the Trade Union and Labour (Consolidation) Act of 1992, nor has UPC England been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations (2006) or the Transfer of Undertakings (Protection of Employment) Regulations (1981)).

(g) In the twelve (12) month period preceding the date of this Agreement, UPC Singapore has not given notice of any redundancies to the Ministry of Manpower or started negotiations with any appropriate representatives under the Industrial Relations Act, Chapter 136 of Singapore, nor has UPC Singapore been a party to a transfer of an undertaking (as defined in section 18A of the Employment Act, Chapter 91 of Singapore).

(h) In the twelve (12) month period preceding the date of this Agreement, the Subsidiary has not given any notice of redundancies to Labour Department under the Ministry of Human Resources of Malaysia under the Employment (Retrenchment) Notification 2004.

(i) Except as set forth in Section 3.15 of the Seller Disclosure Letter, (a) the Companies and the Subsidiary are in material compliance with all Laws and other obligations respecting employment (including in relation to the UK Business Employees and the UK Business Workers all UK Employment Legislation), employment practices and terms and conditions of employment, including all minimum wage and overtime Laws and wage payment Laws, employee notification, leave, affirmative action, child labor, immigration, employment discrimination, disability rights, benefits Laws (including but not limited to the Central Provident Fund Act, Chapter 36 of Singapore, Employees Provident Fund Act 1991 of Malaysia and Employees’ Social Security Act 1969 of Malaysia), occupational health and safety legislation (including but not limited to the U.S. Occupational Safety and Health Act (“OSHA”), Occupational Safety and Health Act 1994 of Malaysia and the Workplace Safety and Health Act, Chapter 354A of Singapore) or workers’ compensation Laws, and to the Knowledge of the Sellers, the Companies and the Subsidiary have not received any written notice of an investigation, charge, citation, penalty, inspection orders or assessment from any Governmental Entity with respect to such labor, employment and safety Laws, and the Companies and the Subsidiary have not, and are not, engaged in any unfair labor practice; (b) the Companies and the Subsidiary have not breached a collective bargaining agreement or other employment agreement or Labor Agreement; and (c) no claim regarding or on behalf of any employee(s) of the Companies and the Subsidiary have been asserted and are currently pending, or, to the Knowledge of the Seller, threatened against the Companies or the Subsidiary, including any UK Business Employees or UK Business Workers.

(j) The Sellers have provided the Purchasers with all inspection reports issued under OSHA or any other occupational health and safety legislation, if any. Except as set forth in Section 3.15 of the Seller Disclosure Letter, there have been no fatal or OSHA reportable accidents that could lead to charges under OSHA or any other applicable occupational health and safety legislation.

(k) The Sellers have conducted the business of UPC Singapore in compliance with the Workplace Safety and Health Act, Chapter 354A of Singapore.

(l) The Subsidiary has conducted its business in compliance with the Occupational Safety and Health Act 1994 of Malaysia and the regulations thereunder.

(m) There is not pending against any of the Companies or the Subsidiary any workers’ compensation claims, and, to the Knowledge of the Sellers, there are no facts that would give rise to such a claim or complaint.

(n) The Companies and the Subsidiary are not subject to any agreements, judgments, consent decrees, orders or findings directing compliance with or setting forth responsibilities concerning any applicable employment law or regulation, or any legal duty, obligation or requirement arising out of or concerning the employer-employee relationship.

(o) The consummation of the transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Labor Agreements, except for any such payments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.16. Affiliate Transactions. Other than as set forth in Section 3.16 of the Seller Disclosure Letter, there are no material transactions or agreements between any of the Companies or the Subsidiary, on the one hand, and any Affiliate (other than any of the Companies or the Subsidiary) of the Companies, on the other hand, that will require the fulfillment of any obligations, liabilities or payments by any of the Companies or the Subsidiary on or after the Closing Date. Notwithstanding anything in this Agreement to the contrary, none of the Companies or the Subsidiary shall be liable to any of the Sellers or their subsidiaries in respect of that certain loan in the amount of $5,000,000 made in January 2011 by OM Group to UPC England for capital investment in PCB China.

SECTION 3.17. Brokers. Except for BNP Paribas Securities Corp., whose fees and expenses will be paid by the Sellers (other than the Companies and the Subsidiary), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Companies or the Subsidiary.

SECTION 3.18. Customers. Set forth on Section 3.18 of the Seller Disclosure Letter are the twenty-five (25) largest customers of the Business by dollar volume (aggregated for multiple sites or customer Affiliates), during the period beginning January 1, 2012 and ending on December 31, 2012, and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such period. Except as set forth in Section 3.18 of the Seller Disclosure Letter, (i) neither of the Sellers, the Companies or the Subsidiary is engaged in any material dispute with any customer set forth in Section 3.18 of the Seller Disclosure Letter and (ii) no customer set forth in Section 3.18 of the Seller Disclosure Letter has notified any of the Sellers, the Companies or the Subsidiary in writing that it intends to terminate or materially reduce its business purchases with the Business or that it intends to qualify a competitor’s product.

SECTION 3.19. Suppliers. Set forth on Section 3.19 of the Seller Disclosure Letter are the twenty-five (25) largest vendors of the Business by dollar volume, during the period beginning January 1, 2012 and ending on December 31, 2012. Except as set forth in Section 3.19 of the Seller Disclosure Letter, (i) neither of the Sellers, the Companies or the Subsidiary is engaged in any material dispute with any vendor listed on Section 3.19 of the Seller Disclosure Letter and (ii) no vendor listed on Section 3.19 of the Seller Disclosure Letter has informed any of the Sellers, the Companies or the Subsidiary in writing that it intends to terminate or materially reduce its business relations with the Business.

SECTION 3.20. Inventories. None of the inventories of the Companies or the Subsidiary (including raw materials, packaging and work in process) are consigned. The inventories of the Companies and the Subsidiary are in good and marketable condition, subject to applicable reserves, except for obsolete items and items below standard quality, all of which have been taken into account in reserves set forth on the Financial Statements and the accounting records of the Companies and the Subsidiary. The inventory has been valued in accordance with GAAP consistently applied. Inventory purchased after the Balance Sheet Date was purchased in the ordinary course of business. Work-in-process inventory has been valued as set forth on the Balance Sheet.

SECTION 3.21. Accounts Receivable and Payables.

(a) All accounts receivable of the Companies and the Subsidiary have arisen from bona fide transactions in the ordinary course of business and are payable on ordinary trade terms. There is no material contest, claim or right of set-off asserted in writing under any Contract with any obligor of an account receivable relating to the amount or validity of such account receivable that has not been reserved against on the Balance Sheet or in the accounting records of the Companies and the Subsidiary.

(b) All accounts payable of the Companies and the Subsidiary reflected in the Balance Sheet or arising after the date thereof are the result of bona fide transactions in the ordinary course of business.

SECTION 3.22. Insurance. Each of the Companies and the Subsidiary are named insureds under insurance policies that are in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which any of the Companies or the Subsidiary is a party or by which it is bound, and (b) that are in such amounts, with such deductibles and against such risks and losses, as are reasonable in the judgment of the Sellers for the business, assets and properties of the Companies and the Subsidiary. Set forth on Section 3.22 of the Seller Disclosure Letter is a list of all insurance policies and all fidelity bonds held by or applicable to any of the Companies or the Subsidiary setting forth, in respect of each such policy, the policy number, carrier, term, and type and amount of coverage. Except as set forth in Section 3.22 of the Seller Disclosure Letter, no event relating to any of the Companies or the Subsidiary has occurred that could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or that could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy of any of the Companies or the Subsidiary has been cancelled within the last two (2) years and, to the Knowledge of the Sellers, no threat has been made to cancel any such insurance policy during such period. Except as set forth in Section 3.22 of the Seller Disclosure Letter, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby. To the Knowledge of the Sellers, no event has occurred, including the failure by any of the Companies or the Subsidiary to give any notice or information or any of the Companies or the Subsidiary giving any inaccurate or erroneous notice or information, which limits or impairs the rights of any of the Companies or the Subsidiary under any such insurance policies.

SECTION 3.23. Banks. Schedule 3.23 of the Seller Disclosure Letter contains a complete and correct list of the names and locations of all banks in which each of the Companies and the Subsidiary have accounts together with details of each bank account held and the signatories to each such bank account.

SECTION 3.24. Certain Payments. During the previous five (5) years, none of the Sellers, the Companies or the Subsidiary, or any director, manager, officer, employee, or other person associated with or acting on behalf of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for any of the Companies or the Subsidiary, (ii) to pay for favorable treatment for business secured by any of the Companies or the Subsidiary, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any of the Companies or the Subsidiary, or (iv) in violation of any Law, or (b) established or maintained any fund or asset with respect to any of the Companies or the Subsidiary that has not been recorded in the books and records of the Companies and the Subsidiary.

SECTION 3.25. Export Laws. During the previous five (5) years, all exports, re-exports, sales, transfers, retransfers, and releases (including in-country releases) of goods, software, technology, and services by the Companies and the Subsidiary have been effected in accordance with all applicable export control, sanctions, and customs laws including but limited to the U.S. Export Administration Regulations, trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, U.S. customs laws, and export, sanctions, and customs laws administered by other countries and the European Union (including but not limited to the EU Regulations and the Customs Act, Chapter 70 of Singapore, the Regulation of Imports and Exports Act, Chapter 272A of Singapore, the Customs Act 1967 of Malaysia and the regulations thereunder). All items shipped by the Companies and the Subsidiary during the previous five (5) years have been accurately marked, labeled and transported in all material respects in accordance with all applicable Laws.

SECTION 3.26. Other Liabilities. The Companies and the Subsidiary have no liabilities, and shall have no liabilities, arising from or in connection with the business of PCB China, the Photomask Business, the Electronic Chemicals Business and any transaction with respect to the stock and/or ownership of PCB China.

ARTICLE IV

Representations and Warranties of the Purchasers

The Purchasers hereby represent and warrant to the Sellers as follows:

SECTION 4.01. Organization, Standing and Power. Each Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and each Purchaser has full corporate power and authority under the Laws of its jurisdiction of organization to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Purchasers to (i) perform its obligations under this Agreement or (ii) consummate the Acquisition and the other transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Each Purchaser has full power and authority to execute this Agreement and to consummate the Acquisition and the other transactions contemplated hereby. The execution and delivery by each Purchaser of this Agreement and the consummation by the Purchasers of the Acquisition and the other transactions contemplated hereby have been duly authorized by all necessary corporate action by the Purchasers. Each Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms subject to the General Enforceability Exceptions.

SECTION 4.03. No Conflicts; Consents. The execution and delivery by the Purchasers of this Agreement do not, and the consummation of the Acquisition and the other transactions contemplated hereby and compliance by the Purchasers with the terms hereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Purchasers or any of their subsidiaries under, any provision of (i) the certificate of incorporation or by-laws (or equivalent organizational documents) of any Purchaser, (ii) any Contract to which any Purchaser is a party or by which any of its properties or assets is bound, or (iii) any Judgment or Law applicable to the Purchasers or their properties or assets, other than in the case of clauses (i), (ii) and (iii) such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No material consent of, or material registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Purchasers in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby.

SECTION 4.04. Proceedings. There are no Proceedings pending or, to the Knowledge of the Purchasers, threatened against the Purchasers or any of their Affiliates that, if determined adversely to the Purchasers or such Affiliate, have had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

SECTION 4.05. Securities Law Compliance. The Subject Shares purchased by the Purchasers pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and the Purchasers shall not offer to sell or otherwise dispose of the Subject Shares so acquired by it in violation of any of applicable securities Laws.

SECTION 4.06. Availability of Funds. As of the date of this Agreement, each Purchaser has cash available or existing borrowing facilities, and at the Closing each Purchaser will have cash available, in an amount sufficient to enable it to pay to the Sellers the Purchase Price and to pay all other fees and expenses of the Purchasers related to the Acquisition and the other transactions contemplated hereby. Each Purchaser expressly acknowledges and agrees that its obligations hereunder, including its obligations to consummate the Acquisition, are not subject to, or conditioned on, receipt of financing.

SECTION 4.07. Solvency. Each Purchaser is and, immediately after giving effect to the transactions contemplated by this Agreement, the Companies and the Subsidiary will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all liabilities). Each Purchaser has and, immediately after giving effect to the transactions contemplated by this Agreement, the Companies and the Subsidiary will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchasers, the Companies or the Subsidiary.

SECTION 4.08. Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchasers.

ARTICLE V

Covenants

SECTION 5.01. Covenants Relating to Conduct of Business.

(a) Except as set forth in Section 5.01(b) of the Seller Disclosure Letter or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, the Sellers shall use commercially reasonable efforts to cause the businesses of the Companies and the Subsidiary to be conducted in the ordinary course in substantially the same manner as previously conducted and to the extent consistent therewith, including but not limited to (i) using their commercially reasonable efforts to preserve their relationships with customers, suppliers, distributors and others with whom they deal in the ordinary course of business; (ii) using their commercially reasonable efforts to preserve the present business operations, organization (including officers and employees) and goodwill; (iii) using commercially reasonable efforts to maintain all of the assets of the Business in their current condition, ordinary wear and tear excepted, and continue to maintain insurance in accordance with past practices; (iv) maintaining the books and records of the Companies and the Subsidiary in the ordinary course of business; and (v) continuing to collect accounts receivable and pay accounts payable in the ordinary course of business; provided, however, that the Sellers shall not be obligated to, directly or indirectly, provide any funds to any of the Companies or the Subsidiary.

(b) In addition (and without limiting the generality of the foregoing), except as set forth in Section 5.01(b) of the Seller Disclosure Letter or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, the Sellers shall not permit any of the Companies or the Subsidiary to do any of the following without the prior written consent of the Purchaser Guarantor (such consent not to be unreasonably withheld, delayed or conditioned):

(i) amend its organizational documents;

(ii) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

(iii) adopt or amend any Employee Plan (or any plan that would be a Employee Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any Labor Agreement;

(iv) grant to any executive officer or employee any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing Contracts and except for any increases for which the Sellers or their Affiliates (other than the Companies and the Subsidiary) shall be solely obligated or enter into or amend any such Contract;

(v) incur or assume any liabilities or indebtedness for borrowed money or guarantee any such liabilities or indebtedness, other than in the ordinary course of business and consistent with past practice;

(vi) grant any Lien that would have been required to be set forth in Section 3.05 of the Seller Disclosure Letter if existing on the date of this Agreement;

(vii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value;

(viii) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

(ix) acquire by merging or consolidating with, or by purchasing the assets of, any business or any corporation, partnership or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to the Companies or the Subsidiary;

(x) make or incur any capital expenditure that is not currently approved in writing or budgeted and that, individually, is in excess of $100,000 or make or incur any such expenditures that, in the aggregate, are in excess of $200,000;

(xi) sell, lease, license or otherwise dispose of any of its assets, that are material, individually or in the aggregate, to the Companies and the Subsidiary, taken as a whole, except inventory and obsolete or excess equipment sold in the ordinary course of business;

(xii) enter into or amend any lease of real property, except any renewals of existing leasehold interests in the ordinary course of business consistent with past practice;

(xiii) waive any of its material rights or claims, provided that it may negotiate and adjust bills in the course of good faith disputes with customers and vendors in a manner consistent with past practice;

(xiv) make a material change in its Tax accounting methods;

(xv) change or rescind any material election in respect of Taxes, amend any material Tax Return, enter into any material closing agreement, or settle any material claim or assessment in respect of Taxes, in each case, that could reasonably be expected to affect the Tax liability of any of the Companies or the Subsidiary for any taxable period beginning after the Closing Date;

(xvi) change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities, in each case except in the ordinary course of business;

(xvii) amend in any material respect or terminate any Business Contract or any of its Permits;

(xviii) introduce any material change with respect to the operation of the Business outside of the ordinary course, including any material change of process, supplier or materials of construction, any customer change notification, any material change in the types, nature, composition or quality of its products or services, or make any material change in product specifications or prices or terms of distributions of such products or materially change its pricing, discount, allowance or return policies or grant any material pricing, discount, allowance or return terms for any customer or supplier not in accordance with such policies;

(xix) enter into any contract, understanding or commitment that by its express terms restrains, restricts, limits or impedes the ability of the Business, or the ability of the Purchasers, to compete with or conduct any business or line of business in any geographic area or solicit the employment of any person; or

(xx) do, authorize, or commit to do, whether in writing or otherwise, anything (A) prohibited by this Section 5.01 or (B) that would be reasonably expected to have a Company Material Adverse Effect.

SECTION 5.02. Access to Information.

(a) The Sellers shall, and shall cause the Companies and the Subsidiary to, afford to the Purchasers reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the properties, books, Contracts, Tax Returns, employees and records of the Companies and the Subsidiary, and, during such period shall furnish promptly to the Purchasers, at the Purchasers’ expense, any information concerning the Companies and the Subsidiary as the Purchasers may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Companies or the Subsidiary and shall not include any sampling of environmental media, including soil, surface water, groundwater, indoor air or ambient air. The Company Representatives do not make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 5.02.

(b) From and after the Closing, the Purchasers shall, and shall cause the Companies and the Subsidiary to, provide the Sellers with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records of the Companies and the Subsidiary with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice to employees of the Purchasers, the Companies and the Subsidiary for purposes of better understanding such prior period occurrence. Unless otherwise consented to in writing by the Sellers, which consent shall not be unreasonably withheld, neither the Purchasers, the Companies nor the Subsidiary shall, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of any Company or the Subsidiary for any period prior to the Closing Date without first offering to surrender to the Seller such material books and records or any portion thereof that the Purchasers, the Companies or the Subsidiary may intend to destroy, alter or dispose of.

SECTION 5.03. Confidentiality.

(a) The Purchasers and the Purchaser Guarantor acknowledge that the information being provided to them in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between OM Group and KMG Chemicals, Inc. dated October 21, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Companies and the Subsidiary; provided, however, that the Purchasers and the Purchaser Guarantor acknowledge that their obligations of confidentiality and non-disclosure with respect to any and all other information provided to them by the Company Representatives concerning the Sellers or any of their Affiliates (other than the Companies and the Subsidiary) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date until such time as the information is no longer deemed to be Information, as that term is defined in the Confidentiality Agreement.

(b) Sellers hereby acknowledge that, in connection with the transactions contemplated by this Agreement, they possess certain confidential information that forms a part of the Company Intellectual Property. Sellers agree, on behalf of themselves and their Affiliates and representatives, that all such confidential information encompassed by the Company Intellectual Property is confidential and proprietary to the Purchasers as of the Closing, and shall be held in confidence and not disclosed or used by any Seller without the prior written consent of the applicable Purchaser or Purchasers (except, in each case, to attorneys and accountants of Sellers in respect of the transaction contemplated under this Agreement); provided, however, that if any Seller or any of its Affiliates is required by any Governmental Entity to disclose any of such Company Intellectual Property, then, to the extent it is legally permitted to do so, such Seller will provide the applicable Purchaser or Purchasers with prompt written notice of such request or requirement. The applicable Purchaser or Purchasers shall then either seek appropriate protective relief from all or part of such request or requirement or waive compliance with the provisions of this section with respect to all or part of such request or requirement. Such Seller will use commercially reasonable efforts to obtain a protective order and cooperate (at the applicable Purchaser’s or Purchasers’ expense) with any attempts by the applicable Purchaser or Purchasers to obtain a protective order or similar treatment. Sellers may disclose only that portion of such Company Intellectual Property that its legal counsel advises it is legally required to disclose. The provisions of this section shall survive the Closing for a period of five (5) years following the Closing.

(c) Each party hereto acknowledges that the remedy at law for any breach of its obligations under this Section 5.03 may be inadequate and that the other party or parties shall be entitled to seek equitable remedies, including an injunction without posting a bond, in the event of a breach by such party.

SECTION 5.04. Reasonable Best Efforts.

(a) Prior to the Closing, the Purchasers and the Sellers shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Acquisition and the other transactions contemplated by this Agreement including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Acquisition and the other transactions contemplated by this Agreement, (ii) the satisfaction of the other parties’ conditions to consummating the Acquisition and the other transactions contemplated by this Agreement, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Purchasers, the Sellers, the Companies, the Subsidiary or any of their respective Affiliates in connection with the Acquisition and the other transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, (iv) pursuing the execution of each resignation described in Section 1.03(b)(iii) in the Agreed Form; (v) pursuing the written resignations, to take effect as of the Closing, of (A) the auditors of UPC England in the form required by section 519 of the Companies Act 2006 (the “UK Companies Act”) with acknowledgements to the effect that such auditors are of the opinion that there are no circumstances of the nature referred to in section 519(1) and (2) of the UK Companies Act that need to be brought to the attention of the members or creditors of UPC England in connection with their resignation and (B) the auditors of UPC Singapore with acknowledgements to the effect that they have no claims against UPC Singapore, (vi) if requested in writing not later than fifteen (15) calendar days before the Closing Date, procuring through meetings of the boards of directors of UPC England and UPC Singapore, as applicable, the appointment, subject to and effective from and after the Closing, of the persons the Purchasers identify to the Sellers in that written request as (A) auditors of UPC England, (B) auditors of UPC Singapore, (C) auditors of the Subsidiary and (D) as directors and secretary of UPC England and UPC Singapore, (vii) procuring the passage in a general meeting of UPC Singapore of an ordinary resolution accepting the resignation of the auditors of UPC Singapore and, if requested in writing not later than fifteen (15) calendar days before the Closing Date, appointing the persons the Purchasers identify to the Sellers in that written request as auditors of UPC Singapore, (viii) if requested in writing not later than fifteen (15) calendar days before the Closing Date, change the registered office of UPC England to the location the Purchasers provide to the Sellers in that written request, and (ix) the execution and delivery of any additional instruments necessary to consummate the Acquisition and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, and shall provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with the Acquisition and the other transactions contemplated by this Agreement. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding the Acquisition and the other transactions contemplated by this Agreement. If any party to this Agreement or any representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Acquisition and the other transactions contemplated by this Agreement, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request.

(c) Prior to the Closing, each party shall, and shall cause its Affiliates to, use commercially reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents from third parties necessary or appropriate to permit the consummation of the Acquisition; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent may be required (other than nominal filing or application fees). Neither the Sellers nor any of their Affiliates shall have any liability whatsoever to the Purchasers arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the Acquisition and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof; provided, however, that the failure to obtain any consent or waiver shall not affect the liability for the breach of a representation or warranty contained herein.

SECTION 5.05. Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as set forth in this Section 5.05 and Article VIII and Article IX, all costs and expenses incurred in connection with this Agreement and the transactions contemplated shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Section 1.04 and Section 5.04. The Purchasers shall bear all fees for the filings, notifications, permits, authorizations, consents and approvals, if any, required for the transactions contemplated hereby pursuant to any Antitrust Laws.

(b) All Transfer Taxes applicable to the transfer of the Subject Shares shall be paid by the Purchasers. The Purchasers and Sellers shall cooperate to file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 5.06. Employee Matters

(a) Employees will cease to be covered by any Employee Plan sponsored or maintained by Sellers or their Affiliates (other than the Companies and the Subsidiary) on and after the Closing except as may otherwise be provided under the terms of such Employee Plan.

(b) To the extent any U.S. Benefit Plan is subject to the requirements of Section 4980B of the Code or Sections 601 through 608 of ERISA (“COBRA”), that U.S. Benefit Plan and Cyantek will be responsible for providing COBRA coverage to any “qualified beneficiary” with respect to such U.S. Benefit Plan relating to any “qualifying event” occurring on or before the Closing. To the extent that an Employee Plan, subject to COBRA, is not a U.S. Benefit Plan, that Employee Plan will be responsible for providing COBRA coverage to any qualified beneficiary, with respect to an Employee, who incurs a “qualifying event” on or prior to the Closing. The Purchasers and the group health plans of the Purchasers or their Affiliates shall be responsible for providing coverage required by COBRA to any “qualified beneficiary” with respect to an Employee for a “qualifying event” that occurs after the Closing, whether treated by the Purchasers as retroactive to the Closing or otherwise. For purposes of this Section 5.06(b), the terms “qualified beneficiary” and “qualifying event” have the meanings given to them under Section 4980B of the Code and the regulations issued thereunder.

(c) The Purchasers shall, or shall cause their Affiliates to, take all actions necessary so that, effective as of the Closing Date, the U.S. Business Employees will be eligible to participate in a tax-qualified defined contribution retirement plan sponsored by the Purchasers or one of their Affiliates (the “Purchaser 401(k) Plan”). The Purchaser 401(k) Plan shall accept “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including loans) in the form of cash and notes (in the case of loans), in an amount equal to the full account balance distributed to such U.S. Business Employees from any tax-qualified defined contribution retirement plan sponsored by Sellers or their Affiliates.

(d) To the extent U.S. Business Employees participate in a dependent care or medical expense reimbursement account under an Employee Plan (that is not a U.S. Benefit Plan) subject to Section 125 of the Code (“Sellers’ Flexible Account Plan”) during the calendar year that includes the Closing, Purchaser or its Affiliates shall establish or make available one or more comparable plans (“Purchaser’s Flexible Account Plan”) that will recognize the elections that such U.S. Business Employees had in effect for purposes of the plan year in which the Closing occurs under Purchaser’s Flexible Account Plan. Purchaser’s Flexible Account Plan shall assume the obligations of Sellers’ Flexible Account Plan with respect to U.S. Business Employees as of the Closing Date. As soon as practicable after the Closing, (i) if the total amount that U.S. Business Employees have contributed to Sellers’ Flexible Account Plan through the Closing Date for the calendar year that includes the Closing exceeds all amounts that have been paid from Sellers’ Flexible Account Plan through the Closing Date for medical expense and dependent care claims incurred by the U.S. Business Employees in such calendar year, the Sellers shall transfer to Purchaser such excess amount in cash, (ii) if the total amounts that have been paid from Sellers’ Flexible Account Plan through the Closing Date for medical expense and dependent care claims incurred by the U.S. Business Employees in the calendar year that includes the Closing exceeds the amount that U.S. Business Employees have contributed to Sellers’ Flexible Account Plan through the Closing Date for such calendar year, Purchaser shall transfer to the Sellers such excess amount in cash, and (iii) Sellers shall deliver to Purchaser copies of the records of the U.S. Business Employees under the Sellers’ Flexible Account Plan for the calendar year through the Closing Date to the extent reasonably necessary for the Purchaser to fulfill its obligations under this Section 5.06(d). After the Closing Date, Purchaser’s Flexible Account Plan will be responsible for reimbursement of all previously unreimbursed reimbursable medical expense and dependent care claims incurred by U.S. Business Employees with respect to the calendar year that includes the Closing.

(e) Upon request, Sellers shall promptly provide to the Purchasers, and the Purchasers shall promptly provide to Sellers, such documents, data and information as may reasonably be necessary to implement the provisions of this Section 5.06 and to administer their respective benefit plans.

(f) No provision of this Section 5.06 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Companies or the Subsidiary or any of their Affiliates, the Purchasers or any of their Affiliates or any other Person other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create or be deemed to constitute or create an employment agreement, or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Companies or the Subsidiary, Sellers or any of their other Affiliates, or the Purchasers or any of their Affiliates.

SECTION 5.07. Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

SECTION 5.08. Names Following Closing.

(a) Promptly, and in any event within thirty (30) days after the Closing, the Purchasers shall make all necessary filings to (i) amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate their or their Affiliates’ right to use the Names, or any name that, in the reasonable judgment of the Sellers, is similar to the Names, and the Purchasers and their Affiliates shall not thereafter use the Names or other names confusingly similar thereto, except as provided in this Section 5.08 and (ii) amend the organizational documents of the Companies and the Subsidiary to change the names thereof to a name not including or similar to any of the Names. “Names” means “OM Group” and “OMG” names and any variations and derivatives thereof and any trademarks, logos or similar color combinations of the Sellers or any of their Affiliates.

(b) After the Closing, the Purchasers and their Affiliates shall have the right to (i) sell existing inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names for ninety (90) days following the Closing; provided, however, that neither the Purchasers nor any of their Affiliates shall take any action that could reasonably be expected to impair the value of the Names; provided further, however, that when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, the Purchasers shall make clear to all other applicable parties that the Purchasers, rather than the Sellers or their Affiliates, is the party entering into or conducting the contractual relationship; provided further, however, that personnel of the Purchasers or their Affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Sellers or any Affiliate of any the Sellers.

SECTION 5.09. No Further Financial Obligations. The Purchasers acknowledge that in the course of conduct by the Companies and the Subsidiary of their respective businesses, Sellers, and their respective Affiliates, and direct and indirect subsidiaries of any of them (collectively, but excluding the Companies and the Subsidiary, the “OM Group Entities”) entered into various arrangements (i) in which guarantees were issued by the OM Group Entities and (ii) in which the OM Group Entities are the primary obligors on other agreements, in any such case to support or facilitate business transactions or programs of the Companies and the Subsidiary. The arrangements referred to in the foregoing clauses (i) and (ii) are hereinafter referred to as the “Guarantees” and are listed on Section 5.09 of the Seller Disclosure Letter. It is understood that the Guarantees shall not continue after the Closing. The Purchasers agree that they shall use reasonable best efforts to obtain replacement Guarantees that will be in effect at the Closing or, in the case of Guarantees described in the foregoing clause (ii), will either terminate the business transactions or programs of the Companies and the Subsidiary supported or facilitated by such Guarantees or arrange for themselves or one of their subsidiaries to be substituted as the primary obligor thereon as of the Closing Date. In the event that the Purchasers are unable to satisfy the terms of the immediately preceding sentence, the Purchasers and their Affiliates shall indemnify, defend and hold harmless the OM Group Entities from and against any and all losses and liabilities of the OM Group Entities relating to the Guarantees.

SECTION 5.10. Noncompetition. For a period of seven (7) years from the Closing Date, OM Group agrees and covenants not to, and to cause its subsidiaries and Affiliates not to, engage in, or own directly or indirectly any financial interests in, any person engaged in, any commercial activity that directly competes with the Business anywhere in the world; provided, however, that with respect to the commercial activity of the Electronic Chemicals Business, this Section 5.10 shall only apply insofar as the Business includes design, research, development, testing, fabrication, production, marketing, sales and related commercial activities in connection with (A) copper through-silicon via (TSV) processes and (B) copper dual-damascene processes, in each case as conducted by the Companies and the Subsidiary as of the date hereof, and further provided, however, that OM Group and its subsidiaries may (1) purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national securities exchange or have been registered under Section 12(g) of the United States Securities Exchange Act of 1934, or (2) purchase or otherwise acquire a person, or a group of assets constituting a business, engaged in diversified activities that obtains less than twenty-five (25%) percent of its overall annual revenue (based on such person’s or business’s latest audited financial statements or other such public information if available) attributable to businesses that compete with the Business. This Section 5.10 shall cease to be applicable to any person at such time as it is no longer a subsidiary of OM Group and shall not apply to any person that purchases assets, operations or a business from OM Group or one of its subsidiaries, if such person is not a subsidiary of OM Group after such transaction is consummated. This Section 5.10 shall be deemed not to be breached as a result of the consummation of any acquisition or business combination involving OM Group or any of its subsidiaries if, following such transaction, either (i) OM Group’s public shareholders shall not have a majority of the aggregate voting securities of the surviving corporation in such acquisition or (ii) OM Group shall divest itself, within twelve (12) months after successful consummation of such transaction, of the business or assets that violate this Section 5.10. Sellers agree that this restrictive covenant is essential to the other enforceable promises contained in this Agreement.

SECTION 5.11. Nonsolicitation. For a period of two (2) years from the Closing Date, no party shall, and no party shall permit its subsidiaries to, directly or indirectly, for itself or its subsidiaries, solicit for employment or offer to employ any employee or former employee of any other party or such other party’s subsidiaries; provided, that the foregoing shall not prevent any party or its subsidiaries from (i) soliciting or offering to employ any employee that leaves the employment of such other party or its subsidiaries without being solicited for employment in violation of the provisions of this Section 5.11, or (ii) initiating discussions with any party or its subsidiaries (as the case may be) concerning possible employment; and provided, further, that the term “solicit for employment” shall not include general solicitations of or searches for employment not specifically directed towards the employees of such other party or its subsidiaries, including through the use of (x) advertisement in any medium (including websites, journals, industry publications, or newspapers or other publications of general circulation), (y) electronic listings, or (z) third party recruiting or search firms, in each case, only if conducted in a manner that does not specifically target any employees of such other party or its subsidiaries.

SECTION 5.12. Other Matters Related to Restrictive Covenants.

(a) Each party agrees that the time, geographical area, and scope of restrained activities for the restrictions contained in Section 5.10 and Section 5.11 are reasonable and necessary to protect the other parties and their goodwill. If a court of competent jurisdiction concludes that any time period, geographical area, or scope of restrained activities specified in Section 5.10 or Section 5.11 is unenforceable, the court is vested with the authority to modify the time period, geographical area, and/or scope of restrained activities, so that the restrictions may be enforced to the fullest extent permitted by law. If for any reason any court of competent jurisdiction finds any provisions of Section 5.10 or Section 5.11 unreasonable in duration or geographic scope or otherwise, the parties agree that the restrictions and prohibitions contained in Section 5.10 and Section 5.11 shall be effective to the fullest extent allowed under applicable Law. Additionally, if a court of competent jurisdiction concludes that any party has violated any of the restrictions contained in Section 5.10, Section 5.11 or this Section 5.12, the restrictive period shall be suspended and will not run in favor of the other parties from the time of the commencement of any violation until the time when such party cures the violation to the other party’s reasonable satisfaction consistent with the court’s order.

(b) The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in Section 5.10 upon the courts of any state or foreign jurisdiction within the geographical scope of such covenants. If the courts of any one or more of such states or jurisdictions shall fail to hold such covenants wholly enforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the other party’s right to the relief provided above in the courts of any other states or jurisdictions within the geographical scope of such covenants, breaches of such covenants as they relate to each jurisdiction (whether federal, state, or local) being, for this purpose, severable at the sole option of such party into diverse and independent covenants.

SECTION 5.13. Notification. From the date hereof until the Closing, as promptly as reasonably practicable upon discovery thereof, Sellers shall disclose to the Purchasers in writing any development, fact or circumstance that is caused by events occurring after the date hereof causing any material variances from the representations and warranties contained in Article III; and, except for purposes of Section 6.02 and Section 7.01(a)(3), such disclosures shall amend and supplement the Seller Disclosure Letter in the form of an updated Seller Disclosure Letter delivered to the Purchasers. For the avoidance of doubt, developments, facts or circumstances caused by events occurring on or prior to the date hereof shall not amend or supplement the Seller Disclosure Letter or the representations or warranties contained herein.

SECTION 5.14. Permits. The Purchasers shall be responsible for effecting the updates and amendments and reissuances of Permits required in connection with the change in ownership of the Companies and the Subsidiary provided for herein. Sellers will reasonably cooperate with the Purchasers in effecting such updates, amendments and reissuances.

SECTION 5.15. Intercompany Agreements and Accounts; Debt. Except as set forth in Section 5.15 of the Seller Disclosure Letter, as of the Closing, all Contracts to which a Seller or an Affiliate of a Seller (other than the Companies and the Subsidiary), on the one hand, and any of the Companies or the Subsidiary, on the other hand, is a party will be terminated without further liability to any party thereto with respect to periods following the Closing. Sellers will cause all intercompany indebtedness owing from Sellers and their Affiliates (other than the Companies and the Subsidiary) to the Companies and the Subsidiary to be repaid and/or canceled immediately prior to Closing. All indebtedness of the Companies and the Subsidiary owing to Sellers or any of their Affiliates (including but not limited to (i) obligations, liabilities or payments under the Intercompany Corporate Service Agreements or (ii) that certain loan in the amount of $5,000,000 made in January 2011 by OM Group to UPC England for capital investment in PCB China) shall be released, satisfied or defeased at or prior to the Closing.

SECTION 5.16. Insurance Matters.

(a) Sellers shall, and shall cause each of the Companies and the Subsidiary to, keep all third party insurance policies currently maintained with respect to the Business (the “Company Insurance Policies”), or suitable replacements therefor, in full force and effect through the close of business on the Closing Date.

(b) In the event that prior to the Closing any asset of the Business suffers any damage, destruction or other casualty loss, Sellers shall, and shall cause the Companies and the Subsidiary to, surrender to the Purchasers after the Closing Date (i) any insurance proceeds received by Sellers or any of their Affiliates under any Company Insurance Policy with respect to such damage, destruction or loss, less any proceeds applied to the physical restoration of such asset prior to the Closing, and (ii) all rights of Sellers or their Affiliates with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or loss. Sellers shall, and shall cause the Companies and the Subsidiary to, make available to the Purchasers the benefits of any Company Insurance Policy covering the assets of the Business with respect to insured events or occurrences prior to the Closing (whether or not claims relating to such events or occurrences are made prior to or after the Closing Date); provided, however, that the benefits of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement obligations of Sellers, the Companies or the Subsidiary in respect thereof.

(c) Sellers will reasonably cooperate with the Purchasers in providing the Purchasers with information regarding insurance maintained for the Companies and the Subsidiary prior to Closing and the loss experiences of the Companies and the Subsidiary, in each case in connection with the Purchasers’ efforts to procure insurance for the Companies and the Subsidiary.

SECTION 5.17. Reporting Assistance.

(a) After the Closing, each of the Sellers and the Purchasers will, and will cause their respective subsidiaries and use reasonable best efforts to cause their representatives to:

(i) reasonably assist each other party in preparing information (including information required to comply with financial reporting requirements under the Securities Exchange Act of 1934, as amended) for various governmental authorities to the extent that such information relates to this Agreement, the Business or the assets or liabilities of the Business; and

(ii) in the event that the Purchasers is required to prepare audited financial statements for the Business during the eighteen-(18) month period following the Closing, fully cooperate and provide information in its possession in a timely fashion as may be reasonably requested by the Purchasers in order for the Purchasers’ independent auditor to conduct and complete such audit, provided, however, in each such case, that such assistance or cooperation does not unreasonably interfere with the ongoing operations of the Sellers and their subsidiaries.

(b) the Purchasers shall, promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs (excluding internal costs) actually incurred by the Sellers or any of their subsidiaries, representatives or agents in connection with such cooperation. The Purchasers shall indemnify and hold harmless the Sellers and their subsidiaries and their representatives and agents from and against any and all losses or damages suffered or incurred by them in connection with the Sellers’ performance under Section 5.17(a) and any information utilized in connection therewith, other than losses or damages resulting from the Sellers’ gross negligence. All non-public or otherwise confidential information regarding the Sellers obtained by the Purchasers or the Purchasers’ representative pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.18. No Shop. From the date hereof to the termination of this Agreement, Sellers will not, and will not permit or authorize any of their Affiliates, or their or their Affiliates’ officers, directors, employees, representatives or agents to, directly or indirectly, (i) initiate, solicit, encourage, agree to or take any other action to facilitate or accept any inquiries, proposals or offers from, (ii) enter into any discussions or negotiations with or (iii) disclose any confidential information, or afford any access to the properties, books and records of the Companies and the Subsidiary to, any person (other than the Purchasers and their Affiliates and their representatives and advisors) in connection with the sale or other disposition of the Subject Shares or the Business.

SECTION 5.19. Debt. Prior to the Closing, Sellers shall provide the Purchasers with evidence reasonably satisfactory to the Purchasers that all indebtedness of the Companies and the Subsidiary will, as of the Closing, be discharged, and that all Liens securing such indebtedness will be released effective as of the Closing.

SECTION 5.20. Estoppel Certificates. Prior to the Closing, at the Purchasers’ sole expense, Sellers will cause the Companies and the Subsidiary to reasonably cooperate with the Purchasers in the Purchasers’ efforts to obtain estoppel certificates, Lien waivers and non-disturbance agreements relating to the Leased Properties as requested by the Purchasers and its lenders, each in a form reasonably acceptable to the Purchasers and its lenders.

SECTION 5.21. Transition Services Agreement. On the Closing Date, OM Group and the Purchasers shall duly execute the Transition Services Agreement.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation. The obligation of the Purchasers to purchase and pay for the Subject Shares and the obligation of the Sellers to sell the Subject Shares to the Purchasers is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Governmental Approvals. All filings with or permits, authorizations, consents and approvals of or expirations of waiting periods imposed pursuant to any applicable Antitrust Laws required to consummate the Acquisition shall have been obtained or filed or shall have occurred.

(b) No Injunctions or Restraints. No applicable Law or Judgment preventing the consummation of the Acquisition shall be in effect.

SECTION 6.02. Conditions to Obligation of the Purchasers. The obligation of the Purchasers to purchase and pay for the Subject Shares is subject to the satisfaction (or waiver by the Purchasers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Sellers contained in Section 3.02 (Capital Stock of the Companies and the Subsidiary) and Section 3.17 (Brokers) shall be true and correct in all respects (except for any de minimis inaccuracies) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of the Sellers set forth herein shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this subclause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Sellers Material Adverse Effect or a Company Material Adverse Effect. The Purchasers shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of each of the Sellers to such effect.

(b) Performance of Obligations of the Sellers. The Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Sellers by the time of the Closing, and the Purchasers shall have received a certificate signed by an authorized officer of OM Group to such effect.

(c) Execution and Delivery of Ancillary Agreements. Sellers shall have executed and delivered (and shall have caused the Companies and the Subsidiary to have executed and delivered) the Transition Services Agreement.

(d) French Purchase Agreement. The actions contemplated by the French Purchase Agreement shall have been consummated simultaneously with the Closing. For the avoidance of doubt, following the successful conclusion of the consultation process to be undertaken before the execution of the French Purchase Agreement, the French Closing and the Closing will be considered, for the purposes of this Agreement, as a sole and indivisible transaction.

(e) No Material Adverse Change. Since the date of this Agreement, there shall not have been any event, change, occurrence, development or circumstance that, individually or in the aggregate, has had a Company Material Adverse Effect.

SECTION 6.03. Conditions to Obligation of the Sellers. The obligation of the Sellers to sell the Subject Shares to the Purchasers is subject to the satisfaction (or waiver by the Sellers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchasers in this Agreement shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein) both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Purchaser Material Adverse Effect. The Sellers shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of the Purchasers to such effect.

(b) Performance of Obligations of the Purchasers. The Purchasers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchasers by the time of the Closing, and the Sellers shall have received a certificate signed by an authorized officer of the Purchasers to such effect.

(c) Execution and Delivery of Ancillary Agreements. The Purchasers shall have executed and delivered the Transition Services Agreement.

SECTION 6.04. Frustration of Closing Conditions. Neither the Purchasers nor the Sellers may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by Section 5.04.

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01. Termination.

(a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of the Sellers and the Purchasers;

(ii) by the Sellers if any of the conditions set forth in Section 6.01 or Section 6.03 shall have become incapable of fulfillment, and shall not have been waived by the Sellers;

(iii) by the Purchasers if any of the conditions set forth in Section 6.01 or Section 6.02 shall have become incapable of fulfillment, and shall not have been waived by the Purchasers; or

(iv) by the Sellers, on the one hand, or the Purchasers on the other hand, if the Closing does not occur on or prior to September 30, 2013;

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination by the Sellers or the Purchasers pursuant to this Section 7.01, written notice thereof describing in reasonable detail the basis for such termination shall immediately be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) the Purchasers shall return all documents and other material received from the Sellers or any of their Affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Sellers; and

(ii) all confidential information received by the Purchasers with respect to the business of the Sellers, the Companies and the Subsidiary shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.03 relating to the obligation of the Purchasers and Purchaser Guarantor to keep confidential certain information and data obtained by them, (ii) Section 5.04(c) and Section 5.05 relating to certain expenses, (iii) Section 5.07 relating to publicity, (iv) Section 7.01 and this Section 7.02, and (v) Article X. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement. Notwithstanding the foregoing, no such termination shall relieve any party hereto of any liability for damages resulting from any willful breach by such party of this Agreement. The parties hereto agree that if the Purchasers do not close the Acquisition in circumstances in which all of the closing conditions set forth in Section 6.01 and Section 6.02 have been satisfied and all of the closing conditions set forth in Section 6.03 have been satisfied or waived by the Sellers (other than conditions to be performed by the Purchasers at Closing), such failure to close shall be deemed to be a willful breach of this Agreement.

ARTICLE VIII

Tax Matters

SECTION 8.01. Tax Sharing Agreements.

(a) The Sellers shall cause the provisions of any Tax sharing agreement or arrangement between the Sellers or any of their Affiliates (other than the Companies and the Subsidiary), on the one hand, and the Companies, the Subsidiary or both, on the other hand, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement or arrangement.

(b) Apportionment. Except as otherwise provided herein, all Taxes and Tax liabilities with respect to the income, property or operations of the Companies and the Subsidiary (including without limitation any Tax liability or the obligation to contribute to the payment of a Tax determined on a consolidated, combined, or unitary basis with respect to a group of corporations that includes any of the Companies or the Subsidiary) that relate to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (A) in the case of Taxes that are either (1) based upon or related to income, receipts, capital or net worth (but not including sales and compensating use Taxes), or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 5.05(b)), such Taxes shall be deemed equal to the amount that would be payable if the Tax year ended with the Closing Date; and (B) in the case of Taxes, exemptions, allowances and deductions imposed on a periodic basis with respect to the Companies or the Subsidiary, or otherwise measured by the level of any item, such Taxes, exemptions, allowances and deductions shall be deemed to be the amount of such Taxes, exemptions, allowances and deductions for the entire period (or, in the case of such Taxes, exemptions, allowances and deductions determined on an arrears basis, the amount of such Taxes, exemptions, allowances and deductions for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. Subject to Section 8.02(a), the Sellers shall be liable for all Taxes attributable to a Pre-Closing Tax Period, but only to the extent that the sum of such Taxes exceeds the aggregate accruals or reserves for such Taxes included in the calculation of Final Working Capital. Subject to Section 8.02(b), the Purchasers, the Companies and the Subsidiary shall be liable for (x) all Taxes attributable to any Post-Closing Tax Period and (y) all Taxes attributable to any Pre-Closing Tax Period to the extent that the sum of such Taxes does not exceed the aggregate accruals or reserves for such Taxes included in the calculation of Final Working Capital.

(c) Return Filings.

(i) The Sellers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all consolidated, combined or unitary Tax Returns of the Sellers that include or relate to the Companies, the Subsidiary or both with respect to any Pre-Closing Tax Period (including any short period). The Sellers shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns to the extent that those Taxes due exceed aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods included in the calculation of Final Working Capital. The Purchasers shall provide or cause to be provided to the Sellers in a timely manner all necessary data and other information to prepare all Tax Returns described in this Section 8.01(c)(i).

(ii) the Purchasers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Taxing Authority all Tax Returns required to be filed for any Straddle Period of any of the Companies or the Subsidiary. The Purchasers shall prepare, or shall cause to be prepared, all such Tax Returns in a manner consistent with past practice, unless otherwise required by applicable Law. The Purchasers shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns except to the extent that aggregate Taxes apportioned to Pre-Closing Tax Periods with respect to such Straddle Periods exceed the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods included in the calculation of Final Working Capital. If the sum of all Taxes due with respect to all Pre-Closing Tax Periods exceeds the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods included in the calculation of Final Working Capital, the Sellers shall pay or cause to be paid to the Purchasers the amount by which the Tax due for the Pre-Closing Tax Period exceeds such accruals or reserves at least five (5) business days before any of the Companies, the Subsidiary or any of the Sellers files such Tax Return.

(iii) the Purchasers shall prepare and file, or shall cause one or more of the Companies, the Subsidiary or any or all of them to prepare and file, in proper form with the appropriate Taxing Authority, all Tax Returns of or that include the Companies, the Subsidiary or both for which the Sellers are not responsible pursuant to Section 8.01(c)(i). The Purchasers shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns.

(iv) With respect to any Tax Returns for any Straddle Period, to the extent permissible, but not required, pursuant to applicable Tax Law, the Sellers may and Purchaser or its Affiliates shall, at the Sellers’ direction, cause any Company or the Subsidiary to (A) take all steps as are or may be reasonably necessary, including the filing of elections or returns with applicable Taxing Authorities, to cause such period to end on the Closing Date or (B) if clause (A) is inapplicable, report the operations of the Company or the Subsidiary only for that portion of such period ending on the Closing Date in a combined, consolidated, or unitary Tax Return filed by the Sellers or an Affiliate, notwithstanding that such taxable period does not end on the Closing Date; provided that this Section 8.01(c)(iv) shall not apply to UPC England.

(v) If the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods (including the portion of any Taxes that are allocable to Pre-Closing Tax Periods pursuant to Section 8.01(b)) included in the calculation of Final Working Capital exceeds the sum of the portion of all Taxes (including only the portion of any Taxes that are allocable to Pre-Closing Tax Periods pursuant to Section 8.01(b)) that are actually paid in connection with such Tax Returns for all Pre-Closing Tax Periods and all Straddle Periods (without taking into account any refund or credit for such current Taxes payable and except to the extent resulting from the carry back of a net operating or capital loss, credits or similar items arising in a Post-Closing Tax Period), then Purchaser shall pay an amount equal to such excess to the Sellers within thirty (30) business days after the date on which the last such Tax Return for a Pre-Closing Tax Period or Straddle Period is filed.

(d) Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or relating to the Sellers, the Companies or the Subsidiary for all Pre-Closing Tax Periods, the Purchasers, the Companies and the Subsidiary, on the one hand, and the Sellers, on the other hand, shall cooperate fully with each other, including by furnishing or making available during normal business hours, records, personnel (as reasonably required and at no cost to the other party), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Tax authorities as to the imposition of Taxes. The Sellers and their Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Companies and the Subsidiary to the extent such records and information pertain to events occurring prior to the Closing Date and during the Straddle Period; therefore, the Purchasers shall cause the Companies and the Subsidiary to, (i) use their best efforts to properly retain and maintain such records until such time as the Sellers agree that such retention and maintenance is no longer necessary; (ii) cause the Companies and the Subsidiary to provide to the Sellers information regarding the Companies’ and the Subsidiary’s payment of any non-U.S. taxes relating to any Pre-Closing Tax Period or any Straddle Period and original official receipts from the applicable Taxing Authorities showing payment thereof, in each case within five (5) business days of the payment of such taxes; and (iii) allow the Sellers and their agents, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as the Sellers may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the Sellers’ expense. Any information obtained under this Section 8.01(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(e) Refunds and Credits. The Purchasers shall pay or cause to be paid to the Sellers any Tax refunds or credits (except to the extent reflected in the calculation of Final Working Capital or due as the result of the carry back of a net operating or capital loss, credits or similar items arising in a Post-Closing Tax Period) attributable to any Pre-Closing Tax Period received by or credited to the Purchasers, a Company or the Subsidiary, net of any direct costs attributable to receipt of such refund or credit, including Taxes payable with respect to such refund, within ten (10) business days after the receipt of such refund or the realization of such credit. At the Sellers’ request, the Purchasers, the Companies and the Subsidiary shall cooperate with the Sellers in obtaining such refunds, including through the filing of amended Tax Returns or refund claims as prepared by the Sellers, at their own expense, provided that any action taken by Sellers that could reasonably be expected to affect the Tax liability of the Companies or the Subsidiary for any Post-Closing Tax Period shall be subject to the consent of the Purchasers, which consent shall not be unreasonably conditioned, withheld or delayed. The Purchasers shall permit the Sellers to control the prosecution of any such refund claim and, where deemed appropriate by the Sellers, shall authorize by appropriate powers of attorney such persons as the Sellers shall designate to represent the Companies and the Subsidiary with respect to such refund claim.

(f) None of the Purchasers or any of their Affiliates or any directors, officers or employees of the foregoing shall make, or permit to be made, any election with respect to, or otherwise change, the entity classification of any of the Companies or the Subsidiary for income tax purposes for any tax period (or portion thereof) ending on or before the Closing Date without the Sellers’ consent.

(g) None of the Purchasers, any of their Affiliates or any directors, officers or employees of the foregoing shall make, or permit to be made, any amendment of any Tax Return for any Pre-Closing Tax Period without the Sellers’ advance written consent (other than a Tax Return with respect to a Pre-Closing Tax Period that is a Straddle Period, which shall be governed by Section 8.01(c)(ii) hereof).

(h) For U.S. tax purposes, the parties agree to allocate all non-U.S. Taxes measured on income paid by any of the Companies or the Subsidiary based on the portions of the Companies’ or the Subsidiary’s taxable income (as determined under foreign law) attributable to Pre-Closing Tax Periods and Post-Closing Tax Periods under the principles of Treasury Regulations Section 1.1502-76(b).

(i) The Purchase Price shall be allocated among the assets that are deemed to be acquired for U.S. federal income tax purposes pursuant to this Agreement in accordance with Section 1060 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury regulations promulgated thereunder (and any similar provision of U.S. state or local Law, as appropriate). Such allocation shall be consistent with the allocation provided in the Allocation Statement. The Purchasers and the Sellers agree to amend, and to cause their subsidiaries to amend, the Allocation Statement as necessary to reflect any amounts paid pursuant to Section 1.04(f) (such amendment, the “Final Allocation Statement”). The Purchasers and Sellers shall prepare the Final Allocation Statement on a basis consistent with the Allocation Statement within one hundred eighty (180) days after the Closing Date. the Purchasers and the Sellers shall, and shall cause their subsidiaries to, report, act and file all Tax Returns in all respects and for all purposes consistent with the Final Allocation Statement. Neither the Purchasers nor the Sellers shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Final Allocation Statement.

(j) Section 338 of the Code. No party to this Agreement shall make an election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

SECTION 8.02. Tax Indemnification.

(a) From and after the Closing, the Sellers shall jointly and severally indemnify the Purchasers, their Affiliates (including the Companies and the Subsidiary) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) against and hold them harmless from (i) all liability for Taxes of the Companies, the Subsidiary or any affiliated, combined or unitary group of which any of the Companies or the Subsidiary have ever been a member for the Pre-Closing Tax Period to the extent that the sum of all such Taxes exceeds the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods included in the calculation of Final Working Capital, (ii) all liability for Taxes of the Sellers or any other corporation that is or has been affiliated with the Sellers (other than any of the Companies and the Subsidiary), and (iii) all liability for Taxes attributable to a breach by a Seller of its obligations under this Agreement or from a misrepresentation or inaccuracy of any representation or warranty of the Sellers contained in Section 3.09. Notwithstanding the foregoing, the Sellers shall not indemnify and hold harmless any Purchaser Indemnitee from any liability for Taxes attributable to any action taken after the Closing by the Purchasers, any of their Affiliates (including any of the Companies and the Subsidiary), or any transferee of the Purchasers or any of their Affiliates (other than any such action expressly required by applicable Law or by this Agreement) (a “Purchaser Tax Act”) or attributable to a breach by the Purchasers of its obligations under this Agreement or attributable to a breach by Purchaser of its obligations under this Agreement.

(b) From and after the Closing, the Purchasers shall indemnify the Sellers and their Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) and hold them harmless from (i) all liability for Taxes of the Companies and the Subsidiary for any Pre-Closing Tax Period but only to the extent that the sum of such Taxes does not exceed the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods included in the calculation of Final Working Capital and (ii) all liability for Taxes attributable to a Purchaser Tax Act or to a breach by the Purchasers of its obligations under this Agreement. Notwithstanding the foregoing, the Purchasers shall not indemnify and hold harmless any Seller Indemnitees from any liability for Taxes attributable to any action taken after the Closing by Sellers, any of their Affiliates, or any transferee of Sellers or any of their Affiliates (other than any such action expressly required by applicable Law or by this Agreement).

(c) Procedures Relating to Indemnification of Tax Claims.

(i) If a claim shall be made by any Taxing Authority that, if successful, might result in an indemnity payment to any Purchaser Indemnitee pursuant to this Section 8.02 or any voluntary contact with any Taxing Authority with respect to any Pre-Closing Tax Period (in either case, a “Tax Claim”), the Purchasers shall promptly notify the Sellers in writing of such claim, provided that the Purchasers’ failure to comply with this provision shall not affect any Purchaser Indemnitee’s right to indemnification under this Agreement.

(ii) With respect to any Tax Claim relating to Taxes of any of the Companies or the Subsidiary for a Pre-Closing Tax Period, the Sellers shall control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. Notwithstanding the foregoing, the Sellers shall not be entitled to settle any Tax Claim that would adversely affect the liability of the Purchasers, the Companies or the Subsidiary for any Post-Closing Tax Period without the Purchasers’ prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed.

(iii) With respect to any Tax Claim relating to Taxes of any of the Companies or the Subsidiary solely for a Straddle Period, (A) each party may participate in all proceedings taken in connection with such Tax Claim, at its expense, and (B) the proceedings taken in connection with such Tax Claim shall be controlled by that party that would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods. In no case shall any Purchaser Indemnitee settle or otherwise compromise any Tax Claim without the Sellers’ prior written consent. Neither party shall settle a Tax Claim relating solely to Taxes of any of the Companies or the Subsidiary for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed.

(d) The obligations of the parties set forth in this Section 8.02 shall survive until the date that is ninety (90) days after the expiration of the statute of limitations and shall be subject to the Threshold Amount and the Cap; provided, however, that any valid claim under Section 8.02(a) in respect of a charge to corporation tax on chargeable gains (such charge which would arise but for the availability of any relief) in UPC England arising in respect of the transfer by it of PCB China shall not be subject to the Threshold Amount and the Cap.

ARTICLE IX

Indemnification

SECTION 9.01. Survival. The representations, warranties and covenants of the parties contained in this Agreement or any certificate delivered pursuant hereto shall survive the Closing as follows:

(a) the representations and warranties contained in Section 3.11 (Benefit Plans), Section 3.13 (Compliance with Applicable Laws; Permits) and Section 3.14 (Environmental Matters) shall survive until the third anniversary of the Closing Date;

(b) the representations and warranties contained in Section 3.09 (Taxes) shall survive until the date that is ninety (90) days after the statute of limitations applicable to claims related to the subject matter of the representation and warranty;

(c) the representations and warranties contained in Section 2.01 (Organization, Standing and Power), Section 2.02 (Authority; Execution and Delivery, Enforceability), Section 2.04 (The Subject Shares), Section 3.01 (Organization, Standing and Power), Section 3.02 (Capital Stock of the Companies and the Subsidiary), Section 4.01 (Organization, Standing and Power) and Section 4.02 (Authority; Execution and Delivery, Enforceability) shall survive the Closing indefinitely;

(d) all other representations and warranties in this Agreement and the Schedules attached hereto shall survive until the eighteen-month anniversary of the Closing Date; and

(e) the covenants and agreements of the parties hereto contained in this Agreement shall survive in accordance with their respective terms.

SECTION 9.02. Other Indemnification by the Sellers.

(a) (i) From and after the Closing Date, the Sellers shall jointly and severally indemnify and save and hold harmless the Purchaser Indemnitees from and against any Covered Losses suffered by any such Purchaser Indemnitees (other than any Covered Loss relating to Taxes, for which indemnification provisions are exclusively set forth in Article VIII) resulting from or arising out of:

(A) any misrepresentation of or inaccuracy in any representation or warranty of the Sellers contained in Article II and Article III;

(B) any nonfulfillment or breach of any covenant or agreement made by the Sellers in this Agreement that survives the Closing Date; and

(C) all Company Transaction Expenses.

(ii) The Purchaser Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.02 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Sellers in accordance with Section 9.04 for such indemnification, the Purchaser Indemnitees shall continue to have the right to be indemnified with respect to such claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.

(iii) Any indemnification of a Purchaser Indemnitee pursuant to this Section 9.02 shall be effected by wire transfer or transfers of immediately available funds from the Sellers to an account or accounts designated in writing by the applicable Purchaser Indemnitee to the Sellers within fifteen (15) days after the final determination thereof

(b) The Sellers shall have no liability for indemnification pursuant to Section 9.02(a)(i)(A) and Section 9.02(a)(i)(B) with respect to Covered Losses for which indemnification is provided thereunder (other than with respect to fraud by Sellers) unless such Covered Losses exceed in the aggregate an amount equal to US$600,000 (the “Threshold Amount”), in which case the Sellers shall be liable for all such Covered Losses in excess of such amount; provided, however, that in no event shall the Sellers have any liability or indemnification obligation to the Purchaser Indemnitees under Section 9.02(a)(i)(A) and Section 9.02(a)(i)(B) for Covered Losses in excess of $7,500,000 (the “Cap”); and further provided, however, that neither the Threshold Amount nor the Cap shall apply to the breach of Section 2.01 (Organization, Standing and Power), Section 2.02 (Authority; Execution and Delivery, Enforceability), Section 2.04 (the Subject Shares), Section 3.01 (Organization, Standing and Power), Section 3.02 (Capital Stock of the Companies and the Subsidiary), Section 3.17 (Brokers) and the last two sentences of Section 5.15 (Intercompany Agreements and Accounts; Debt).

(c) Except as otherwise specifically provided in this Agreement, the Purchasers acknowledges that its sole and exclusive remedy with respect to any and all claims relating to this Agreement and the Acquisition, any of the Companies and the Subsidiary (other than (i) claims of, or causes of action arising from, fraud, (ii) actions seeking equitable remedies, including but not limited to injunctive relief, and (iii) claims related to the Transition Services Agreement) shall be pursuant to the indemnification provisions set forth in Article VIII and this Article IX. In furtherance of the foregoing, each of the Purchasers, the Companies and the Subsidiary hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than (i) claims of, or causes of action arising from, fraud, (ii) actions seeking equitable remedies, including but not limited to injunctive relief, and (iii) claims related to the Transition Services Agreement) it may have against the Sellers and their Affiliates arising under, based upon or relating to this Agreement, any document or certificate delivered in connection herewith, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in Article VIII and this Article IX). For the avoidance of doubt, no Purchaser Indemnitee will be entitled to indemnification from any Covered Losses to the extent such Covered Losses are included in the Final Working Capital Statement.

(d) No Indemnified Party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.

SECTION 9.03. Other Indemnification by the Purchasers.

(a) From and after the Closing Date, the Purchasers shall indemnify and save and hold harmless the Seller Indemnitees from and against any Covered Losses suffered by any such Seller Indemnitees (other than any Covered Loss relating to Taxes, for which indemnification provisions are set forth in Article VIII) resulting from or arising out of: (A) any misrepresentation of or inaccuracy in any representation or warranty of the Purchasers contained in Article IV; and (B) any nonfulfillment or breach of any covenant or agreement made by the Purchasers in this Agreement that survives the Closing Date pursuant to Section 9.01(e).

(b) The Seller Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.03 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Purchasers in accordance with Section 9.04 for such indemnification, the Seller Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.

(c) Any indemnification of a Seller Indemnitee pursuant to this Section 9.03 shall be effected by wire transfer or transfers of immediately available funds from the Purchasers to an account or accounts designated in writing by the applicable Seller Indemnitee to the Purchasers within fifteen (15) days after the final determination thereof.

(d) the Purchasers shall have no liability for indemnification pursuant to Section 9.03(a) with respect to Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate the Threshold Amount, in which case the Purchasers shall be liable for all such Covered Losses; provided, however, that in no event shall the Purchasers have any liability or indemnification obligation for Covered Losses in excess of the Cap.

SECTION 9.04. Procedures.

(a) Third Party Claims. In order for a person (the “Indemnified Party”) to be entitled to any indemnification provided for under Section 9.02 or Section 9.03 in respect of, arising out of or involving a claim made by any person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail) of the Third Party Claim within ten (10) business days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the indemnifying party, within five (5) business days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) Assumption. If a Third Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, that such counsel is reasonably acceptable to the Indemnified Party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, not reasonably objected to by the indemnifying party, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above) to the extent the Third Party Claim is indemnifiable hereunder. If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and that releases the Indemnified Party completely in connection with such Third Party Claim, without prejudice, and does not include any admission of wrong doing as attributed to the Indemnified Party. Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party Claim for indemnification is based on any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim solely seeks an injunction or similar equitable relief against the Indemnified Party; or (iii)the Indemnified Party reasonably believes at any time that the Covered Losses relating to the Third Party Claim could exceed 200% of the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Article IX.

(c) Other Claims. In the event any Indemnified Party should have a claim against any indemnifying party under Section 9.02 or Section 9.03 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 9.01, the failure by any Indemnified Party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such Indemnified Party under Section 9.02 or Section 9.03, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure.

(d) Mitigation. The Purchasers and the Sellers shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability. In the event that the Purchasers or the Sellers shall fail to make such commercially reasonably efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any Covered Losses that could reasonably be expected to have been avoided if the Purchasers or the Sellers, as the case may be, had made such efforts.

SECTION 9.05. No Additional Representations.

(a) The Purchasers acknowledge that they have conducted to their satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Companies, and, in making their determination to proceed with the transactions contemplated by this Agreement, the Purchasers have relied solely on the results of their own independent investigation and verification and the representations and warranties expressly and specifically set forth in Article II and Article III. The representations and warranties expressly and specifically set forth in Article II and Article III constitute the sole and exclusive representations and warranties of the Companies and the Subsidiary in connection with the transactions contemplated hereby, and the Purchasers understand, acknowledge and agree that all other representations, warranties, and statements of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Companies and the Subsidiary, or the quality, quantity or condition of the Companies’ and the Subsidiary’s assets) are specifically disclaimed. The Purchasers further acknowledge that (i) none of the Sellers, the Companies, the Subsidiary or any other person has made any representation or warranty, expressed or implied, as to the Companies, the Subsidiary or the accuracy or completeness of any information regarding the Companies or the Subsidiary furnished or made available to the Purchasers and their representatives, except as expressly set forth in this Agreement or the Seller Disclosure Letter and (ii) the Purchasers have relied on the representations or warranties from the Sellers, the Companies and the Subsidiary expressly and specifically set forth in this Agreement and the Seller Disclosure Letter in determining to enter into this Agreement. The Purchasers acknowledge that, should the Closing occur, the Purchasers shall acquire the Subject Shares without any representation or warranty as to merchantability or fitness of the assets of the Companies and the Subsidiary for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

(b) In connection with the investigation by the Purchasers of the Companies and the Subsidiary, the Purchasers have received or may receive from the Companies, the Subsidiary or the Sellers certain projections, forward-looking statements and other forecasts and certain business plan information. The Purchasers acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchasers are familiar with such uncertainties, and that the Purchasers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

SECTION 9.06. Determination of Loss Amount.

(a) Notwithstanding anything in this Agreement to the contrary, all payments to each Indemnified Party pursuant to this Article IX shall be reduced or reimbursed by the amount of (i) any recovery actually received by counterclaim or otherwise from any third party based on any claim that the Indemnified Party has against any third party that reduces the Covered Losses that would otherwise be sustained, and (ii) any proceeds actually received of any claims under any insurance policy received by the Indemnified Party that reduces the Covered Losses that would otherwise be sustained. Nothing in this Section 9.06 is intended to delay payment by the indemnifying party until claims with third parties or insurance companies are resolved.

(b) In no event will the Purchaser Indemnitees be entitled to recover or make a claim for any amounts in respect of punitive damages nor will any “multiple of profits” or “multiple of cash flow” or other valuation methodology be used in calculating the amount of any Covered Losses; provided, however that the parties acknowledge and agree that for purposes of this Article IX, any damages actually paid to a third party (other than an Affiliate) shall be considered direct damages for which recovery may be sought in accordance with the terms hereof. In addition, in no event will the Purchaser Indemnitees be entitled to recover for any general and administrative time or other overhead expenses not paid to a third party in calculating Covered Losses. Amounts recoverable for attorney, consultant, and other professional fees and disbursements incurred by an indemnifying party in connection with this Article IX must be reasonable and based only on time actually spent, which will be charged at no more than such professional’s standard hourly rate. Purchaser shall have no right to assert any claim pursuant to this Article IX with respect to any Covered Loss, cause of action or other claim to the extent it is a Covered Loss, cause of action or claim with respect to which Purchaser or any of its Affiliates has requested any third party to accelerate the time period in which such third party asserts or takes action with respect to such Covered Loss, cause of action or claim.

(c) No Purchaser Indemnitee will be entitled to any indemnification under this Article IX to the extent such Covered Loss (i) was reserved for in the Financial Statements and specifically identified in Section 3.04 of the Seller Disclosure Letter as to the amount reserved and described in reasonable detail or (ii) is included in the Final Working Capital Statement.

SECTION 9.07. Adjustments. All payments made pursuant to Article VIII and this Article IX shall be treated by the parties hereto on all applicable Tax Returns as an adjustment to the Purchase Price.

SECTION 9.08. Subrogation. After any indemnification payment is made pursuant to this Article IX, the indemnifying party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Covered Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment shall execute, upon the written request of the indemnifying party, any instrument reasonable necessary to evidence such subrogation rights, provided that such request of the indemnifying party does not and will not disrupt the Indemnified Party’s business relationship with such third party.

SECTION 9.09. Environmental Indemnification. Sellers shall have no obligation to indemnify the Purchaser Indemnitees with respect to Covered Losses arising from any conditions of contamination identified through any environmental sampling or testing performed on the Company Real Property after the Closing Date unless such sampling or testing is (i) required by Environmental Laws, a Governmental Entity with jurisdiction over the subject property, or any agreement with a third party in effect as of the Closing; (ii) for the purpose of preventing or mitigating an imminent and substantial threat to human health or the environment to the extent reasonably necessary; or (iii) reasonably necessary to avoid a judicial order, suit or action by a third party, including a Governmental Entity. The Sellers’ obligation to indemnify the Purchaser Indemnitees with respect to any Covered Losses arising from conditions of contamination shall be limited to investigatory, corrective or remedial action required by Environmental Laws assuming continued industrial use of the subject property and employing risk-based standards and institutional controls where available, provided such standards and controls do not unreasonably interfere with the use of the subject property for industrial use.

ARTICLE X

General Provisions

SECTION 10.01. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 10.01 shall be void.

SECTION 10.02. No Third-Party Beneficiaries. Except as provided in Article VIII and Article IX, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder. Without limiting the foregoing, nothing in this Agreement, express or implied, shall confer upon any of the employees of the Seller, the Companies, the Subsidiary or the Purchasers, or any of their Affiliates, any rights or remedies, including any right to benefits or employment, or continued benefits or employment, for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

SECTION 10.03. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.03 or facsimile at the facsimile telephone number specified in this Section 10.03, in either case, prior to 5:00 p.m. (New York City time) on a business day and, in each case, a copy is sent on such business day by nationally recognized overnight courier service, (ii) the business day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.03 or facsimile at the facsimile telephone number specified in this Section 10.03, in each case, later than 5:00 p.m. (New York City time) on any date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:

(a)	if to the Purchasers, to:

KMG Chemicals, Inc.

9555 W. Sam Houston Pkwy S., Suite 600

Houston, Texas 77099

Telephone No.: (713) 600-3800

Facsimile No.: (713) 6000-3850

Email: rjackson@kmgchemicals.com

Attention: General Counsel

with a copy to:

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Telephone No.: (713) 547-2084

Facsimile No.: (713) 236-5557

Email: bill.nelson@haynesboone.com

Attention: William B. Nelson

(b)	if to the Sellers, to:

Vice President, Strategic Planning and Development

OM Group, Inc.

127 Public Square

1500 Key Tower

Cleveland, Ohio 44114

Telephone No.: (216) 263-7455

Facsimile No.: (216) 263-7472

Email: greg.griffith@omgi.com

Attention: Gregory J. Griffith

with copies to:

OM Group, Inc.

127 Public Square

1500 Key Tower

Cleveland, Ohio 44114

Telephone No.: (216) 263-7466

Facsimile No.: (216) 263-7756

Email: sue.rilley@na.omgi.com

Attention: Legal Department

and

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telephone No.: (216) 586-3939

Facsimile No.: (216) 579-0212

Email: jpdougherty@jonesday.com

Attention: James P. Dougherty, Esq.

SECTION 10.04. Interpretation; Exhibits and Schedules; Certain Definitions.

(a) The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, Exhibit or disclosure letter means a Section or Article of, or an Exhibit or disclosure letter to, this Agreement unless another agreement is specified; (vii) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered citations to such statutes, regulations, or provisions directly or indirectly superseding such statutes, regulations, or provisions; (viii) the Exhibits and disclosure letters attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) unless otherwise expressly provided, wherever the consent of any person is required or permitted herein, such consent may be withheld in such person’s sole and absolute discretion; (xi) “including” means “including, without limitation;” (xii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (xiii) any reference in this Agreement to “$” shall mean U.S. dollars unless indicated otherwise. The disclosure of any matter or item in any disclosure letter hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed or is otherwise material. Any matter set forth in any provision, subprovision, section or subsection of any disclosure letter hereto shall, unless the context otherwise manifestly requires, be deemed set forth for all purposes of the disclosure letter. Any capitalized terms used in any Exhibit or disclosure letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(b) For all purposes hereof:

“Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreed Form” means a document in a form approved and for purposes of identification initialed by or on behalf of each party and customary for the type of transaction to which such document relates.

“Antitrust Laws” means any United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business” means the business operations of the Companies and the Subsidiary as of the date of this Agreement.

“business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York, U.S.A.

“Certified Indebtedness” means all indebtedness for borrowed money (including the current portion thereof) of the Companies and the Subsidiary, and any and all accrued interest, prepayment premiums, make-whole premiums or penalties and fees or expenses associated with the prepayment of such indebtedness.

“Company Material Adverse Effect” means a material adverse effect on the long-term business, condition (financial or otherwise), results of operations, assets or liabilities of the Companies and the Subsidiary, taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: (i) the general conditions in the industries in which the Companies or the Subsidiary operate, including competition in any of the geographic areas in which the Companies or the Subsidiary operate or developments or changes therein provided it does not disproportionally affect the Business in comparison to other similarly situated Persons; (ii) any conditions in the general economy in any of the geographic areas in which any of the Companies or the Subsidiary operate or developments or changes therein provided it does not disproportionally affect the Business in comparison to other similarly situated Persons; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural or manmade disasters or other Acts of God; (v) any action taken or omitted to be taken by or at the request or with the consent of the Purchasers; (vi) the announcement of this Agreement or the transactions contemplated hereby; (vii) currency exchange rates, including any fluctuations or other changes therein; or (viii) changes in any Laws or accounting principles.

“Company Representative” means any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Sellers or any of their Affiliates.

“Company Transaction Expenses” means all out-of-pocket fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred by Sellers, any Affiliate of the Sellers, the Companies and the Subsidiary in connection with this Agreement and the transactions contemplated by this Agreement, in each case, to the extent incurred at or prior to the Closing.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence, existence, or threatened presence or existence of any such Hazardous Material.

“Contract” means any contract, lease, sublease, license, loan or credit agreement, indenture, agreement, commitment or other legally binding arrangement, whether written or oral.

“Covered Loss” means any and all losses, liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), reasonable costs and expenses, in each case that are due and payable.

“Electronic Chemicals Business” means the entities set forth in Section 10.04(b)(i) of the Seller Disclosure Letter.

“Employee” means any individual who, as of the Closing, is actively employed (whether full- or part-time) by any of the Companies or the Subsidiary, or any such individual who is on short-term disability leave, authorized leave of absence, military service or lay-off with recall rights as of the Closing.

“Environmental Laws” means, collectively, any and all Laws, Judgments, Permits or principle of common law (and in relation to the England and Wales Properties and where used in the context of England and Wales shall include all international, EU, national, federal, state or local statute, byelaws, orders, regulations or other law or subordinate legislation, or orders, ordinances, decrees or regulatory codes of practice) relating in any way to Contamination, any Hazardous Material, protection of the environment (indoor and outdoor), protection of natural resources or sensitive species or areas, or protection of health and safety, including those relating to exposures or threatened exposures of any person to, or emissions, discharges, releases, or threatened emissions, discharges, or releases to, on, onto or into the environment, of any Hazardous Material or the investigation or remediation of Hazardous Material.

“French Closing” means the closing of the purchase and sale of the shares of OM Group Ultra Pure Chemicals SAS pursuant to the French Purchase Agreement.

“French Purchase Agreement” means that certain purchase agreement to be entered into by and among Affiliates of the Sellers and the Purchasers regarding the sale and purchase of the shares of OM Group Ultra Pure Chemicals SAS.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any national, state, local or foreign government or any court of competent jurisdiction, arbitrator (public or private), administrative agency or commission or other governmental authority or instrumentality, domestic or foreign. Without in any way limiting the aforesaid, Governmental Entity shall include for the purposes of the UK, The Pensions Regulator, The Pension Protection Fund, the Pensions Ombudsman and The European Union.

“Hazardous Material” means any element, substance, chemical, compound or mixture whether solid, liquid or gaseous, that is subject to regulation of any kind by any Governmental Entity or statutory or regulatory body with regard to protection of the environment or protection of health and safety, including asbestos, radon, polychlorinated biphenyls, petroleum or any fraction thereof and in relation to the England and Wales Properties and substances in England and Wales shall extend to any natural or artificial substance (whether in solid liquid or gaseous form) which alone or in combination with one or more others is capable of causing pollution to the environment.

“Intercompany Corporate Service Agreements” means (i) that certain Corporate Service Agreement, effective as of January 1, 2008, by and between OM Group and UPC England; (ii) that certain Corporate Service Agreement, effective as of January 1, 2009, by and between OM Group and UPC Singapore; and (iii) that certain Corporate Service Agreement, effective as of January 1, 2008, by and between OM Group and OM Group Ultra Pure Chemicals SAS.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Knowledge” means the actual knowledge, after due inquiry to their direct reports, with respect to the Sellers, of any person listed in Section 10.04(b)(ii)(A) of the Seller Disclosure Letter, and with respect to the Purchasers, of any officer of the Purchasers. With respect to the Sellers, the applicable direct reports shall be deemed to be the individuals listed in Section 10.04(b)(ii)(B) of the Seller Disclosure Letter.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity, as enacted or promulgated and in effect on or prior to the Closing Date.

“Labor Agreements” mean any and all Contracts, collective bargaining agreements and other labor agreements between any of the Companies or the Subsidiary, on the one hand, and any certified or lawfully recognized labor organization representing Employees employed by any of the Companies or the Subsidiary, on the other hand, and in relation to the UK Business Employees and UK Business Workers means any and all collective bargaining agreements with any trade union, group or organization of employees or workers or their representatives.

“Legacy Site Environmental Matter” means any liability or requirement resulting from or arising out of third party claims asserted against any of the Companies or the Subsidiary, or any action required under any Environmental Laws attributable to or as a result of any real property owned, operated, used or leased by any of the Companies or the Subsidiary, or any predecessor in interest thereto, prior to the Closing (but no longer owned, operated, used or leased by the Companies or the Subsidiary at the Closing), which are asserted against or required of the Companies or the Subsidiary as a result of their past ownership, operation or leasing of the relevant site.

“Lien” means any mortgage, lien, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction or encumbrance of any kind, other than restrictions on transfer under applicable securities laws.

“Net Working Capital” means the current assets of the Companies and the Subsidiary on a consolidated basis, minus the current liabilities of the Companies and the Subsidiary on a consolidated basis, in each case, as calculated in accordance with GAAP and taking into account the categories of exclusions set forth under the section entitled “Exclusions” on the Target Working Capital Statement.

“PCB China” means OM Group (Suzhou) Electronic Chemicals Co., Ltd., a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China.

“Permitted Liens” means (i) inchoate mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes that are not yet due and payable or that may thereafter be paid without penalty, (iv) Liens that secure obligations that are reflected as liabilities on the Balance Sheet, (v) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the business of the Companies and the Subsidiary as presently conducted, (vi) personal property leases, subleases and similar agreements set forth in Section 3.08 of the Seller Disclosure Letter, and (vii) with respect to the Company Real Property (A) easements, covenants, rights-of-way and other similar restrictions, including those matters disclosed in the Title Materials, and (B) zoning, building and other similar restrictions.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture or Governmental Entity.

“Photomask Business” means the entities set forth in Section 10.04(b)(iii) of the Seller Disclosure Letter.

“Post-Closing Tax Period” means all taxable periods or portions thereof beginning after the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.

“Pre-Closing Tax Period” means all taxable periods or portions thereof ending on or before the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.

“Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings by or before any Governmental Entity or, for the purposes of the United Kingdom, the Pensions Advisory Service.

“Release” means the depositing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, dispersing, leaching, dumping or disposing.

“Retained Cash Balances” means all cash and cash equivalents in the accounts of the Companies (including for this purpose the accounts of OM Group Ultra Pure Chemicals SAS) and the Subsidiary (set forth in Section 3.23 of the Seller Disclosure Letter) at the Closing. The parties estimate that Retained Cash Balances at the Closing will be approximately $200,000.

“Subsidiary” means OM Group Ultra Pure Chemicals Sdn. Bhd., a private limited liability company incorporated under the laws of Malaysia.

“Target Working Capital Statement” means the unaudited working capital statement of the Companies and Subsidiary set forth in Section 3.04 of the Seller Disclosure Letter.

“Title Materials” means each owner’s title insurance policy, property searches, title deeds, replies to legal requisitions to the governmental/statutory authorities or other evidence or report from any Governmental Entity or third party, if any, showing title to the Company Real Property, together with copies of all documents affecting title to such Company Real Property as shown therein, and, in relation to the England and Wales Properties shall mean all deeds and documents necessary to prove good and marketable title of the Companies and the Subsidiary to the England and Wales Properties.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising on the transactions effectuated pursuant to this Agreement.

“UK Employment Legislation” means legislation applying in England and Wales affecting contractual or other relations between employers and their employees or workers including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under treaty provisions or directives of the European Union enforceable against the Companies or the Subsidiary or any Affiliates of the Companies or the Subsidiary by any UK Business Employees or UK Business Workers.

(c) Location of Additional Defined Terms. Set forth below is a list of terms defined elsewhere in this Agreement:

Term	Section
Arbitration Firm	1.04(d)
Acquisition	1.01(a)
Agreement	Preamble

Term	Section

Allocation Statement	1.01(b)
Arbitration Firm	1.04(d)
Balance Sheet	3.04(a)
Balance Sheet Date	3.04(a)
Cap	9.02(b)
Closing	1.02
Closing Date	1.02
COBRA	5.06(b)
Code	8.01(i)
Companies	Preamble
Company Contract	3.08(a)
Company Intellectual Property	3.07(b)
Company Insurance Policies	5.16(a)
Company Real Property	3.06(c)
Cyantek	Preamble
Cyantek Shares	Preamble
Confidentiality Agreement	5.03(a)
Disputed Item	1.04(c)
Employee Plan	3.11(d)
England and Wales Properties	3.06(g)
ERISA	3.11(d)
ERISA Affiliate	3.11(d)
Estimated Final Working Capital	1.04(a)
Estimated Final Working Capital Statement	1.04(a)
Estimated Purchase Price	1.04(a)
Final Allocation Statement	8.01(i)
Final Working Capital	1.04(b)
Final Working Capital Statement	1.04(b)
Financial Statements	3.04(a)
General Enforceability Exceptions	2.02

Term	Section

Guarantees	5.09
Indemnified Party	9.04(a)
Intellectual Property	3.07(b)
IRS	3.11(e)
KMG England	Preamble
KMG Singapore	Preamble
KMG Texas	Preamble
Leased Company Real Property	3.06(b)
Leases	3.06(b)
Names	5.08(a)
Non-U.S. Owned Real Property	3.06(a)
OM Group	Preamble
OM Group Entities	5.09
OMG Harjavalta	Preamble
OMG Kokkola	Preamble
OSHA	3.15(i)
Owned Company Real Property	3.06(a)
Permits	3.13(b)
Purchase Price	1.01(a)
Purchasers	Preamble
Purchaser 401(k) Plan	5.06(c)
Purchaser Guarantor	Preamble
Purchaser Indemnitees	8.02(a)
Purchaser Material Adverse Effect	4.01
Purchaser Obligations	10.12(a)
Purchaser Tax Act	8.02(a)
Purchaser’s Flexible Account Plan	5.06(d)
Sellers	Preamble
Seller Disclosure Letter	Article III
Seller Indemnitees	8.02(b)
Sellers’ Flexible Account Plan	5.06(d)

Term	Section
Sellers Material Adverse Effect	2.01
Straddle Period	8.01(b)
Subject Shares	Preamble
Subsidiary Shares	3.02(b)
Tax	3.09(m)
Tax Claim	8.02(c)(i)
Tax Return	3.09(m)
Taxing Authority	3.09(m)
Target Working Capital	1.04(a)
Third Party Claim	9.04(a)
Threshold Amount	9.02(b)
Transition Services Agreement	1.03(a)(iv)
UK Benefit Plans	3.11(d)
UK Business Employees	3.11(d)
UK Business Workers	3.11(d)
UK Companies Act	5.04(a)
UK Life Assurance Scheme	3.11(d)
UK Pension Plans	3.11(d)
UK Pension Scheme	3.11(d)
UPC England	Preamble
UPC England Shares	Preamble
UPC Singapore	Preamble
UPC Singapore Shares	Preamble
U.S. Benefit Plan	3.11(d)
U.S. Business Employees	3.11(d)
U.S. ERISA Benefit Plan	3.11(d)
U.S. Owned Real Property	3.06(a)
Voting Company Debt	3.02(a)
Voting Subsidiary Debt	3.02(b)

SECTION 10.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.

SECTION 10.06. Entire Agreement. This Agreement and the Confidentiality Agreement, along with the Seller Disclosure Letter and Exhibits, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Confidentiality Agreement.

SECTION 10.07. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing the Purchasers, on the one hand, or the Sellers, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

SECTION 10.08. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

SECTION 10.09. Governing Law and Jurisdiction.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of law principles of the State of New York (other than Section 5-1401 of the New York General Obligations Law).

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at Law or in equity, and the parties hereby waive in any such proceeding the defense of adequacy of a remedy at Law and any requirement for the securing or posting of any bond or any other security related to such equitable relief. In addition, each of the parties hereto (i) submits to the personal jurisdiction of any New York State court sitting in New York County or the United States District Court for the Southern District of New York in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement in any court other than any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York.

SECTION 10.10. Attorney-Client Privilege and Conflict Waiver. Jones Day has represented the Companies, the Subsidiary and the Sellers. All of the parties recognize the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) the Purchasers shall not, and shall not cause the Companies or the Subsidiary to, seek to have Jones Day disqualified from representing the Sellers, the Seller Indemnitees and their respective Affiliates in connection with any dispute that may arise between the Sellers, the Seller Indemnitees or their respective Affiliates and the Purchasers, the Companies or the Subsidiary in connection with this Agreement or the transactions contemplated hereby and (b) in connection with any such dispute that may arise between the Sellers, the Seller Indemnitees or their respective Affiliates and the Purchasers, the Sellers, the Seller Indemnitees or their respective Affiliates involved in such dispute (and not the Purchasers) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Companies, the Subsidiary and Jones Day that occurred before the Closing.

SECTION 10.11. Translation. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

SECTION 10.12. Purchaser Guarantor.

(a) Purchaser Guarantor hereby irrevocably and unconditionally guarantees to the Sellers the prompt and complete performance by the Purchasers of all of the Purchasers’ obligations and covenants under by this Agreement, including the due and punctual payment of all amounts which are or may become due and payable by the Purchasers hereunder when and as the same shall become due and payable (collectively, the “Purchaser Obligations”), in accordance with the terms hereof. Purchaser Guarantor acknowledges and agrees that, with respect to all Purchaser Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be released, discharged, mitigated, impaired or affected by:

(i) any lack or limitation of status or power, or other such circumstance, including any dissolution, insolvency, bankruptcy, liquidation, winding-up or other proceeding relating to the Purchasers, Purchaser Guarantor or any other party;

(ii) any change in the name, control, objects, business, assets, capital structure or constitution of the Purchasers or Purchaser Guarantor, or any merger, amalgamation or reorganization of the Purchasers or Purchaser Guarantor; and

(iii) any amendment, variation, modification, supplement or replacement of this Agreement or any other document or instrument (except to the extent that such amendment, variation, modification, supplement or replacement affects the obligations guaranteed hereunder).

(b) If the Purchasers shall default in the due and punctual performance of any Purchaser Obligation, including the full and timely payment of any amount due and payable pursuant to any Purchaser Obligation, Purchaser Guarantor will forthwith perform or cause to be performed such Purchaser Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

(c) Purchaser Guarantor represents and warrants that (i) Purchaser Guarantor has full power and authority to execute, deliver and perform this Agreement, (ii) the execution, delivery and performance of this Agreement by Purchaser Guarantor has been duly authorized by all necessary corporate action by the Purchaser Guarantor, (iii) this Agreement has been duly executed and delivered by Purchaser Guarantor and this Agreement constitutes its valid and binding obligation, enforceable against Purchaser Guarantor in accordance with its terms, subject to the General Enforceability Exceptions.

IN WITNESS WHEREOF, the Sellers, the Purchasers and Purchaser Guarantor have duly executed this Agreement as of the date first written above.

OM GROUP, INC.	KMG ELECTRONIC CHEMICALS LTD
by	by

/s/ Gregory J. Griffith	/s/ Roger C. Jackson
Name: Gregory J. Griffith	Name: Roger C. Jackson
Title: Vice President Strategic Planning	Title: Director
And Development

OMG HARJAVALTA CHEMICALS	KMG ELECTRONIC CHEMICALS PTE
HOLDING BV	LTD.
by	by

/s/ Valerie Gentile Sachs	/s/ Roger C. Jackson
Name: Valerie Gentile Sachs	Name: Roger C. Jackson
Title: Managing Director A	Title: Director

OMG KOKKOLA CHEMICALS	KMG ELECTRONIC CHEMICALS, INC.
HOLDING (TWO) BV	by
by

/s/ Valerie Gentile Sachs	/s/ J. Neal Butler
Name: Valerie Gentile Sachs	Name: J. Neal Butler
Title: Managing Director A	Title: President and CEO

KMG CHEMICALS, INC., solely for
Purposes of Section 5.01(b), Section 5.03(a),
Section 7.02 and Article X
by

/s/ J. Neal Butler
Name: J. Neal Butler
Title: President and CEO